TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

™

Q4:2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements of TransAlta Corporation (TransAlta or the corporation) as at and for the three months and year ended Dec. 31, 2004 and 2003, and should also be read in conjunction with the audited consolidated financial statements and MD&A contained in TransAlta's annual report for the year ended Dec. 31, 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted. This MD&A is dated Feb. 1, 2005. Additional information respecting TransAlta, including its annual information form, is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta. In some cases, forward-looking statements can be identified by terms such as 'may', 'will', 'believe', 'expect', 'potential', 'enable', 'continue' or other comparable terminology. These statements are not guarantees of TransAlta's future performance and are subject to risks, uncertainties and other important factors that could cause the corporation's actual performance to be materially different from those projected. Some of the risks, uncertainties, and factors include, but are not limited to: legislative and regulatory developments that could affect revenues, costs, the speed and degree of competition entering the market; global capital markets activity; timing and extent of changes in commodity prices, prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta operates; results of financing efforts; changes in counterparty credit risk; and the impact of accounting standards issued by Canadian and U.S. standard setters. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.

RESULTS OF OPERATIONS

The results of operations are presented on a consolidated basis and by business segment. TransAlta has two business segments: Generation and Energy Marketing. TransAlta's segments are supported by a corporate group that provides finance, treasury, legal, human resources and other administrative support. These corporate group overheads are allocated to the business segments.

In this MD&A, the impact of foreign exchange fluctuations on foreign currency transactions and balances is discussed with the relevant income statement and balance sheet items. While individual balance sheet line items will be impacted by foreign exchange fluctuations, the net impact of the translation of individual items is reflected in the cumulative translation account on the consolidated balance sheet.

CERTIFICATION

The corporation's financial reporting procedures and practices have enabled the certification of TransAlta's fourth quarter report to shareholders in voluntary compliance with the requirements of Section 302 of the Sarbanes-Oxley Act and in compliance with the requirements of Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings".

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TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

HIGHLIGHTS AND SUMMARY OF RESULTS

During the last quarter of 2004 the corporation:

  Generated net earnings of $62.1 million compared to $43.8 million in the fourth quarter of 2003.
  Generated earnings on a comparable basis of $37.2 million compared to $29.7 million in the fourth quarter of 2003. Earnings on a comparable basis is not defined under GAAP. Refer to the Non-GAAP measures section on page 22 of this MD&A for a further discussion of earnings on a comparable basis, including a reconciliation to net earnings.
  Generated cash flow from operations of $158.6 million and used these cash flows to fund capital expenditures of $103.7 million including maintenance capital expenditures of $22.6 million and $11.9 million related to Genesee 3 and pay dividends and distributions to a subsidiary's non-controlling limited partner ($47.7 million).
  Sold its 50 per cent interest in the 220 megawatt (MW) Meridian Cogeneration Facility to TransAlta Cogeneration L.P. (TA Cogen) for $110.0 million resulting in an after-tax gain of $11.5 million.
  Sold its remaining holding of 7.1 million units of TransAlta Power L.P. (TransAlta Power) for gross proceeds of $64.7 million and an after-tax gain of $13.4 million.
  Decommissioned units one and two (62 MW and 57 MW, respectively) of the Wabamun facility.
  Announced that it will redeem on Feb. 15, 2005 all of its 7.50 per cent Preferred Securities which have an aggregate principal amount of $175.0 million and all of its 8.15 per cent Preferred Securities which have an aggregate principal amount of $125.0 million.
  Commenced testing of the Genesee 3 plant.

For the year ended Dec. 31, 2004 the corporation:

  Generated net earnings of $170.2 million compared to $234.2 million for the year ended Dec. 31, 2003.
  Generated earnings on a comparable basis of $134.9 million compared to $129.7 million for the year ended Dec. 31, 2003.
  Generated cash flow from operations of $613.4 million and used these cash flows to fund capital expenditures of $365.8 million including maintenance capital expenditures of $99.1 million and $142.0 million related to Genesee 3 and the Summerview Wind Farm and pay dividends and distributions to a subsidiary's non-controlling limited partner of cash and shares ($183.8 million).
  Began commercial production at the 68 MW Summerview Wind Farm.
  Sold 6.1 million units of TransAlta Power for proceeds of $56.4 million upon exercise of warrants and sold its remaining holding of 7.1 million units of TransAlta Power for gross proceeds of $64.7 million and for a total after-tax gain of $29.1 million.
  Completed six major planned outages on the coal plants at a cost of $144.8 million.

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TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

The following table depicts additional key financial results and statistical operating data:

3 months ended Dec. 31	2004	2003 [1]
Availability (%)	90.1	91.7
Production (GWh)	13,912	13,891
Electricity trading volumes (GWh)	23,135	21,810
Gas trading volumes (million GJ)	116.6	105.8
Revenue	$712.5	$661.5
Gross margin	$345.7	$353.2
Operating income [2,3]	$149.3	$128.7
Net earnings	$62.1	$43.8
Basic earnings per common share:
Earnings from continuing operations	$0.32	$0.23
Net earnings	$0.32	$0.23
Diluted earnings per common share:
Earnings from continuing operations	$0.32	$0.23
Net earnings	$0.32	$0.23
Cash flow from operating activities	$158.6	$107.2

Year ended Dec. 31	2004	2003 [1]
Availability (%)	89.1	90.6
Production (GWh)	54,560	53,134
Electricity trading volumes (GWh)	84,404	89,833
Gas trading volumes (million GJ)	430.4	270.2
Revenue	$2,838.3	$2,520.9
Gross margin	$1,409.3	$1,356.1
Operating income [2,3]	$478.1	$561.6
Earnings from continuing operations	$160.6	$234.2
Gain on disposal of discontinued operations, net of tax	9.6	–
Net earnings	$170.2	$234.2
Basic earnings per common share:
Earnings from continuing operations	$0.83	$1.26
Gain on disposal of discontinued operations, net of tax	$0.05	$–
Net earnings	$0.88	$1.26
Diluted earnings per common share:
Earnings from continuing operations	$0.83	$1.26
Gain on disposal of discontinued operations, net of tax	$0.05	$–
Net earnings	$0.88	$1.26
Cash flow from operating activities	$613.4	$526.9
1 TransAlta early adopted the amended standard on the presentation of liabilities and equity on Jan. 1, 2004. See Note 1 to the unaudited interim consolidated financial statements for further discussion. Prior periods have been restated.

2 For reconciliation of operating income, see page four of this MD&A.

3 Operating income is not defined under GAAP. Refer to the non-GAAP Measures section of this MD&A for a further discussion of operating income, including a reconciliation to net earnings.

In the three months ended Dec. 31, 2004, availability decreased to 90.1 per cent from 91.7 per cent compared to the same period in 2003 due to increased planned and unplanned outage hours. Production increased slightly as a result of incremental production from the Summerview Wind Farm.

For the year ended Dec. 31, 2004, availability decreased to 89.1 per cent from 90.6 per cent in the same period in 2003 primarily due to higher planned maintenance activity and unplanned outages at the Mexican plants in the first quarter. Production increased as a result of incremental production from the Mexican and Sarnia plants which were commissioned during 2003.

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TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

Total electricity volumes of proprietary trading transactions in the three months ended Dec. 31, 2004 are slightly above, but consistent with, the same period in 2003. For the year ended Dec. 31, 2004, financial electricity volumes were lower than the same period in 2003 due to the elimination of trading in New York transmission congestion contracts (TCC) in 2003. Physical electricity volumes were higher for the year ended Dec. 31, 2004 compared to the same period in 2003 due to the development of Eastern region real-time markets. The increase in gas volumes for both the three months and year ended Dec. 31, 2004 relates to the increased use of heat rate contracts, which involve a gas component, to manage power price risk in electricity trading.

OPERATING INCOME

Operating income for the three months ended Dec. 31, 2004 increased by $20.6 million compared to the same period in 2003. For the year ended Dec. 31, 2004, operating income decreased by $83.5 million compared to 2003. Operating income for the three months and year ended Dec. 31, 2004 is reconciled to operating income for the same periods in 2003, as shown below:

Operating income for 3 months ended Dec. 31, 2003 $ 128.7 Increased Generation gross margins 4.1 Decreased major maintenance costs and lost earnings due to planned outages 0.9 Lower Energy Marketing gross margins (7.9) Lower CE Generation LLC (CE Gen) operating income (5.0) Increased gain on sale of TransAlta Power partnership units 5.4 2004 gain on sale of Meridian Cogeneration Facility 17.7 2003 Binghamton impairment 5.6 2003 gain on sale of land (10.5) Other 10.3

Operating income for 3 months ended Dec. 31, 2004 $ 149.3

Operating income for year ended Dec. 31, 2003 $ 561.6 Increased Generation gross margins 11.6 Decreased major maintenance costs and lost earnings due to planned outages 18.0 Increase in operational and administrative costs (8.4) Increased depreciation (38.3) Lower CE Gen operating income (21.5) 2003 Energy Marketing TCC loss 33.3 Increase to California provision (22.9) Pension over-accrual and performance share ownership plan recovery in 2003 (10.1) 2003 gain on sale of Sheerness Generating Station (191.5) Increased gain on sale of TransAlta Power partnership units 29.6 2003 turbine impairment 84.7 2003 Binghamton impairment 5.6 2003 gain on sale of land (10.5) 2004 gain on sale of Meridian Cogeneration Facility 17.7 Other 19.2

Operating income for year ended Dec. 31, 2004 $ 478.1

In the three months ended Dec. 31, 2004, gross margin was $7.5 million lower than for the same period of 2003 primarily as a result of higher coal costs ($22.9 million), lower marketing margins ($7.9 million) and increased planned maintenance at the Alberta Thermal plants ($5.4 million) offset by the effect from higher revenues as a result of the Wabamun plant being reclassified as merchant ($12.7 million) and increased hydro volumes ($7.5 million).

In the year ended Dec. 31, 2004, gross margin increased by $53.2 million compared to the same period in 2003 as a result of the incremental margin from the Mexican plants ($27.3 million), the effect of the Wabamun plant becoming merchant ($43.5 million), an improvement in lost margin due to planned maintenance ($15.6 million), offset by an increase in the cost of fuel and purchased power due to higher diesel prices and increased overburden removal costs ($42.4 million). In addition, a $33.3 million TCC loss was recognized in the second quarter of 2003. Further discussion of the TCC loss is included in Significant Events in this MD&A.

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TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

In the three months ended Dec. 31, 2004, operations, maintenance and administration (OM&A) expenses decreased by $8.4 million compared to the same period in 2003 primarily due to decreased manpower costs in Energy Marketing of $5.5 million. For the year ended Dec. 31, 2004, OM&A increased by $13.4 million due in part to incremental operating costs related to the Mexican and Sarnia plants ($14.7 million) offset by decreased planned maintenance ($2.4 million). Additionally, in 2003, OM&A costs were reduced as a result of the reversal of a pension over-accrual and a decrease in expected performance share ownership plan payouts due to market conditions ($10.1 million).

In the three months ended Dec. 31, 2004, depreciation costs increased slightly due to increased depreciation at the Ottawa, Mississauga and Windsor-Essex plants. In the year ended Dec. 31, 2004, depreciation expense increased by $38.3 million primarily due to incremental depreciation from the Chihuahua, Campeche and Sarnia plants ($18.1 million), increased depreciation at the Ottawa, Mississauga and Windsor-Essex plants ($7.8 million) and the remainder is primarily due to increased capital spending on planned maintenance.

In the first quarter of 2004, an additional $22.9 million pre-tax provision was made against outstanding Energy Marketing receivables related to energy sales in California in 2000 and 2001.

INCOME TAX

An income tax expense of $26.3 million was recorded in the fourth quarter of 2004 compared to an expense of $9.5 million in the same period in 2003. The increase is due to higher pre-tax earnings and an increase in effective tax rates. The effective tax rate for the three months ended Dec. 31, 2004 is higher than the same period in 2003 mainly due to an increase in pre-tax earnings and effective tax rate on foreign operations. The 2004 expense of $50.1 million is $14.5 million lower than the comparable period due to a decrease in pre-tax earnings, and a current income tax recovery of NZ$8.0 million (Cdn$6.8 million) received in the second quarter of 2004. The tax recovery resulted from a favourable settlement from the New Zealand Inland Revenue relating to the 1999 taxation year. The effective income tax rate for the year ended Dec. 31, 2004 is comparable to the same period in 2003.

DISCONTINUED OPERATIONS

In June 2004, TransAlta finalized the settlement of the April 2002 sale of the former Transmission operations. As a result of this settlement, an additional $9.6 million after-tax gain on disposal of discontinued operations was recorded. The total gain on the sale of the Transmission operations recorded in the second quarter and prior periods was $129.6 million.

EARNINGS PER SHARE AND CASH FLOW

Earnings per share from continuing operations of $0.32 for the three months ended Dec. 31, 2004 were $0.09 higher than the same period in 2003 primarily due to the gain on the sale of the Meridian Cogeneration Facility. Earnings per share from continuing operations of $0.83 for the year ended Dec. 31, 2004 were $0.43 lower than the same period in 2003 primarily due to the gain on the sale of the Sheerness Generating Station in the third quarter of 2003, partially offset by the turbine impairment.

Cash flow from operating activities for the three months ended Dec. 31, 2004 was $158.6 million compared to $107.2 million for the same period in 2003 (see Statements of Cash Flows section of this MD&A for discussion of reclassification between cash flow from operating and investing activities in 2003) as a result of an improved working capital position. For the year ended Dec. 31, 2004, cash flow from operating activities was $613.4 million, compared to $526.9 million primarily due to an improved working capital position and increased earnings.

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TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

SIGNIFICANT EVENTS

All gains and losses discussed below are presented as pre-tax (after-tax) amounts.

Three months ended Dec. 31, 2004 and 2003

Decommissioning of Wabamun plant

In the fourth quarter of 2002, TransAlta decided to implement a phased decommissioning of the Wabamun facility by removing the 139 MW unit three from service in 2002 and as a result of this decision, decommissioned units one and two (62 MW and 57 MW, respectively) on Dec. 31, 2004. The corporation plans to retire unit four (279 MW) in 2010 when its operating license expires. The Power Purchase Arrangement (PPA) for the plant expired on Dec. 31, 2003. Production in 2004 was sold on the spot market.

Sale of Meridian Cogeneration Facility

On Dec. 1, 2004, TransAlta completed the sale of its 50 per cent interest in the 220 MW Meridian Cogeneration Facility located in Lloydminster, Saskatchewan to TA Cogen for $110.0 million. TA Cogen (owned 50.01 per cent by TransAlta and 49.99 per cent by TransAlta Power) financed the acquisition through the use of $50.0 million of cash on hand, by issuance of $30.0 million of units to each of TransAlta Power and TransAlta Energy corporation (TEC) and the issue of a note payable to TEC for $30.0 million. TransAlta recorded a gain of $17.7 million ($11.5 million) or $0.06 per common share on an after-tax basis.

Sale of TransAlta Power units

On Dec. 3, 2004, TransAlta sold 7.1 million units of TransAlta Power at $9.00 each for net proceeds of $64.0 million resulting in a gain of $20.6 million ($13.4 million) including a dilution gain of $11.6 million that arose as a result of the reduction in TransAlta's ownership of TransAlta Power. These units were the remaining TransAlta Power units that the corporation owned, representing approximately 10 per cent of TransAlta Power's outstanding units, following expiration of warrants on Aug. 3, 2004. TransAlta Power issued the warrants on July 31, 2003 when purchasing an indirect 25 per cent interest in the Sheerness Generating Station.

Impairment charge

The corporation performed an annual review of its property, plant and equipment. As a result of this review, TransAlta recorded a $5.6 million ($3.6 million) impairment charge on the Binghamton plant in the fourth quarter of 2003. The Binghamton plant is a peaker plant that sells electricity to the New York area at spot market rates when such prices exceed its marginal operating costs. Due to generation overcapacity in the Northeastern U.S. and transmission constraints, TransAlta does not expect the plant to operate on a regular basis or at prices that would justify its book value prior to the write-down. The impairment charge reduced the Binghamton plant's book value to fair value.

Investment write down

On an annual basis, TransAlta reviews the valuation of its long-term equity investments. As a result of this review, in the fourth quarter of 2003, the corporation recorded a $6.2 million ($4.1 million) charge to recognize an other than temporary decline in fair value. The charge is included in OM&A expenses.

Sale of Seebe land

On Dec. 31, 2003, TransAlta sold 539 acres of undeveloped land at Seebe, Alberta for $11.0 million. The corporation recognized a gain on sale of $10.5 million ($8.6 million).

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TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

Years ended Dec. 31, 2004 and 2003

Summerview Wind Farm

In the third quarter of 2004, TransAlta commissioned the 68 MW Summerview Wind Farm.

Alberta Distribution and Retail (D&R) Operations

In September 2004, a regulatory decision relating to recovery of certain costs was issued that allowed TransAlta to finalize outstanding items relating to the sale of the D&R operations. Effective Aug. 31, 2000, TransAlta sold its D&R operations, for proceeds of $857.3 million which resulted in an after-tax gain on disposal of $262.4 million. The finalization of the sale did not result in any significant adjustments to the consolidated financial statements.

Gain on Transmission sale

In June 2004, a settlement was reached to finalize the sale of the Transmission operations. In April 2002, TransAlta's Transmission operations were sold for proceeds of $820.7 million. The disposal resulted in an after-tax gain on sale of $120.0 million that was recorded in the second and fourth quarters of 2002. During the second quarter of 2004, final working capital adjustments were made to reflect post-closing adjustments and other provisions related to closing costs, which resulted in an additional $9.6 million after-tax gain, bringing the final gain on the sale of the Transmission operations to $129.6 million.

New Zealand tax settlement

In June 2004, TransAlta received notice from the New Zealand Inland Revenue of a favourable settlement relating to the 1999 taxation year. As a result, a NZ$8.0 million (Cdn$6.8 million) income tax recovery was recorded in the second quarter of 2004.

Asset impairment charges

In the third quarter of 2003, following a strategic review and after examining expected market conditions and potential development opportunities against TransAlta's risk profile, the corporation concluded that the book value of its turbine inventory was unlikely to be fully recovered. As a result, TransAlta recorded an $84.7 million impairment charge ($55.4 million).

Sale of the Sheerness Generating Station

On July 31, 2003, TransAlta completed the sale of its 50 per cent interest in the two-unit, 756 MW coal-fired Sheerness Generating Station to TA Cogen for $630.0 million. TA Cogen is owned 50.01 per cent by TransAlta and 49.99 per cent by TransAlta Power. TransAlta received cash proceeds of $149.9 million, $315.0 million in TA Cogen units and $165.1 million in TransAlta Power units. As part of the financing and concurrent with the sale, TransAlta Power issued 17.75 million partnership units to TransAlta. Warrants, when exercised, were exchangeable for one TransAlta Power unit at any time until Aug. 3, 2004. Between July 31, 2003 and Aug. 3, 2004, 10.4 million warrants were exercised. As the warrants were exercised, TransAlta sold TransAlta Power units back to TransAlta Power for $9.30 per unit, reducing its ownership interest in TransAlta Power. As a result of the exercise of the warrants and subsequent sale of remaining units held by TransAlta in the fourth quarter, TransAlta has reduced its ownership interest in TransAlta Power to 0.01 per cent held by TransAlta Power Ltd., a wholly-owned subsidiary of TransAlta and the general partner of TransAlta Power, as at Dec. 31, 2004.

In connection with the sale of the Sheerness Generating Station, the obligation for TransAlta to purchase all of TransAlta Power's interest in TA Cogen on Dec. 31, 2018 that arose on the sale of power generation assets to TA Cogen in 1998 was eliminated; therefore, the deferred gain of approximately $119.0 million was recognized in earnings. In addition, the management agreements between TransAlta and TransAlta Power and TA Cogen were amended to remove the mechanism for the deferral of the management fees and remove the obligation for TransAlta Power and TA Cogen to pay management fees to TransAlta in the future. As consideration for the removal of these terms, TransAlta received $1.0 million from TransAlta Power and $5.0 million from TA Cogen in the third quarter of 2003.

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TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

As a result of the sale, TransAlta realized a gain on sale of $191.5 million ($145.8 million) recorded in the third quarter of 2003, which included the realization of the approximate $119.0 million 1998 deferred gain. Proceeds from the sale of the Sheerness Generating Station were used to repay debt.

Further gains resulting from the dilution of TransAlta's ownership in TransAlta Power on exercise of the warrants and on the subsequent sale of units totaled $60.0 million of which $44.8 million was recognized in 2004 and $15.2 million in 2003.

Energy Marketing loss on TCCs

TransAlta submitted an erroneous bid to the New York Independent System Operator (New York ISO) for May 2003 TCCs. The New York ISO manages New York's electricity transmission system and TCCs are financial contracts. TransAlta's computer spreadsheet contained mismatched bids for TCCs due to a clerical error and resulted in TransAlta purchasing more contracts at higher prices than intended. The erroneous bid resulted in a $33.3 million (US$20.0 million) pre-tax loss in May 2003, which was taxed at the statutory rate of 40 per cent.

Equity offering

In March and April of 2003, the corporation issued a total of 17.25 million common shares for gross proceeds of $276.0 million.

Acquisitions

In January 2003, the corporation purchased a 50 per cent interest in CE Gen. Note 2 of the unaudited interim consolidated financial statements discloses details of the transaction. TransAlta's share of CE Gen's results are included in the Generation segment.

In January 2003, TransAlta acquired a 50 per cent interest in EPCOR Utilities Inc.'s (EPCOR) Genesee 3 project. The 450 MW addition to the existing Genesee Generating Station is currently under construction southwest of Edmonton, Alberta, and TransAlta's share of the project is estimated to cost $379.0 million. Included in the arrangement was an option for EPCOR to purchase a 50 per cent interest in TransAlta's Sarnia plant that was exercisable until March 31, 2004. EPCOR did not exercise the option.

Prior period regulatory decision

At Dec. 31, 2000, TransAlta made a provision of US$28.8 million to account for potential refund liabilities relating to energy sales in California. On Dec. 12, 2002, a U.S. Federal Energy Regulatory Commission (FERC) Administrative Law Judge issued proposed findings of fact that recommended TransAlta refund US$9.0 million for electricity sales made to the California Independent System Operator (CAISO) and US$13.0 million for electricity sales made to the California Power Exchange (CALPX). In March 2003, FERC ordered the CAISO to review reference power and gas prices which are used to determine mitigated market clearing prices and refund obligations. On March 17, 2004, the CAISO released its preliminary adjusted prices. Based on these prices, the estimated refund liability now owed by TransAlta is US$46.0 million, being US$27.6 million to the CAISO, US$17.9 million to the CALPX and US$0.5 million to the Automated Power Exchange. Therefore, in March 2004, TransAlta recorded an additional pre-tax provision of US$17.2 million (Cdn$22.9 million). The after-tax impact was Cdn$14.9 million. The final adjusted prices were released in October 2004 and were substantially the same as those released on March 17, 2004.

FERC has provided TransAlta with an opportunity to petition for relief from refund obligations. To be successful in such a petition for relief TransAlta will be required to demonstrate that, as a result of the refund methodology, it has suffered operating losses in respect of California transactions during the refund period. TransAlta has prepared a petition for relief from the refund obligation that may be filed once FERC provides stakeholders with a direction on the filing of such positions. While the outcome of this filing cannot be determined at this time, any such relief would be accounted for only at the time that it is obtained from FERC.

The impact of prior period regulatory decisions relating to prior reporting periods are recorded when the effect of such decisions are known, without adjustment to the financial statements of prior periods.

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TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

NEW ACCOUNTING STANDARDS

The Canadian Institute of Chartered Accountants has amended the standard on the presentation of liabilities and equity effective for years beginning on or after Nov. 1, 2004. The standard addresses the situation in which an entity has a contractual obligation of a fixed amount or an amount that fluctuates in part or in full in response to changes in a variable other than the market price of the entity's own equity instruments, but the entity must, or can, settle the obligation by delivery of its own equity instruments (the number of which depends on the amount of the obligation). Such an obligation is a financial liability of the entity. TransAlta early adopted this standard effective Jan. 1, 2004 and has therefore included the corporation's preferred securities as financial liabilities on the consolidated balance sheets. Preferred securities distributions are included in interest expense on the consolidated statement of earnings and are therefore included as a deduction in arriving at net earnings. Prior periods have been restated and as a result, preferred securities distributions, net of tax, have been reduced to nil in each of 2002 and 2003, net interest expense for the year ended Dec. 31, 2003 was increased by $36.8 million (2002- $34.9 million), and income tax expense for the year ended Dec. 31, 2003 was decreased by $13.8 million (2002-$14.0 million). Preferred securities have been increased to $475.0 million from $450.8 million as at Dec. 31, 2003 with a corresponding decrease in recourse long-term debt.

Effective Jan. 1, 2004, TransAlta has prospectively presented employee share purchase plan loans as a deduction from shareholders' equity. The presentation of prior periods has been reclassified. The impact of this new accounting treatment is immaterial to the consolidated financial statements.

Effective June 1, 2004, TransAlta has presented assets related to mineral rights as tangible assets. TransAlta's acquired coal rights were previously disclosed as intangible assets. Coal rights are now classified as property, plant and equipment and prior periods' presentation has been reclassified. The impact of this new accounting treatment is immaterial to the consolidated financial statements.

DISCUSSION OF SEGMENTED RESULTS

GENERATION: Owns and operates hydro, wind, geothermal, gas- and coal-fired plants and related mining operations in Canada, the U.S., Mexico and Australia. At Dec. 31, 2004, Generation had 8,806 MW of gross generating capacity in operation (8,337 MW net ownership interest) and 225 MW under construction.

For the three months ended Dec. 31, 2004, availability decreased slightly to 90.1 per cent from 91.7 per cent in the same period in 2003 due to higher planned maintenance at the Alberta Thermal plants and unplanned outages at the Centralia plant. For the year ended Dec. 31, 2004, availability decreased to 89.1 per cent from 90.6 per cent in 2003 primarily due to unplanned outages at the Mexico plants in the first quarter and higher planned maintenance at the Sheerness and Centralia plants in the second quarter.

The results of the Generation segment are as follows:

		2004		2003
3 months ended Dec. 31	Total	Per MWh	Total	Per MWh
Revenues	$651.7	$46.84	$624.9	$44.99
Fuel and purchased power	(309.5)	(22.24)	(283.1)	(20.38)
Gross margin	342.2	24.60	341.8	24.61
Operations, maintenance and administration	119.3	8.58	118.7	8.55
Depreciation and amortization	90.1	6.48	87.8	6.32
Taxes, other than income taxes	3.1	0.22	5.6	0.40
Operating Expenses	212.5	15.28	212.1	15.27
Gain on sale of TransAlta Power partnership units	20.6	1.48	15.2	1.09
Gain on sale of Meridian Cogeneration Facility	17.7	1.27	–	–
Gain on sale of Seebe land	–	–	10.5	0.75
Asset impairment charges	–	–	(5.6)	(0.40)
Operating income before corporate allocations	168.0	12.07	149.8	10.78
Corporate allocations	19.2	1.38	23.1	1.66
Operating income	$148.8	$10.69	$126.7	$9.12

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TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

		2004		2003
Year ended Dec. 31	Total	Per MWh	Total	Per MWh
Revenues	$2,593.8	$47.54	$2,412.2	$45.40
Fuel and purchased power	(1,231.3)	(22.57)	(1,067.4)	(20.09)
Gross margin	1,362.5	24.97	1,344.8	25.31
Operations, maintenance and administration	501.2	9.19	480.0	9.03
Depreciation and amortization	363.3	6.66	321.6	6.05
Taxes, other than income taxes	20.8	0.38	23.1	0.43
Operating Expenses	885.3	16.23	824.7	15.51
Gain on sale of Sheerness Generating Station	–	–	191.5	3.60
Gain on sale of TransAlta Power partnership units	44.8	0.82	15.2	0.29
Gain on sale of Meridian Cogeneration Facility	17.7	0.32	–	–
Gain on sale of Seebe land	–	–	10.5	0.20
Asset impairment charges	–	–	(90.3)	(1.70)
Operating income before corporate allocations	539.7	9.88	647.0	12.19
Corporate allocations	69.7	1.28	69.9	1.32
Operating income	$470.0	$8.60	$577.1	$10.87

Generation's revenues are derived from the production of electricity and steam as well as ancillary services such as system support. Gas-and coal-fired facilities that have exposure to market fluctuations in energy commodity prices represent four per cent and 26 per cent of TransAlta's total generating capacity, respectively. The corporation closely monitors the risks associated with these commodity price changes on its future operations and, where appropriate, uses various physical and financial instruments to hedge its assets and operations from such price risk. These contracts are designated as effective hedge positions of future cash flows or fair values of the output and production of its owned assets. Under Canadian GAAP, settlement accounting is used for transactions that qualify for hedge accounting. Under U.S. GAAP, hedging activities are accounted for in accordance with the Financial Accounting Standards Board (FASB) Statement 133.

TransAlta's production volumes, electricity and steam production revenues and fuel and purchased power costs are presented below:

3 months ended Dec. 31, 2004	Production (GWh)	Revenue	Fuel & Purchased Power	Gross Margin	Revenue per MWh	Fuel & Purchased Power per MWh	Gross Margin per MWh
Alberta PPAs	6,435	$162.4	$47.8	$114.6	$25.24	$7.43	$17.81
Long-term contracts	2,543	208.2	127.7	80.5	81.87	50.22	31.66
Merchant	4,279	219.1	118.5	100.6	51.20	27.69	23.51
CE Gen	655	62.0	15.5	46.5	94.66	23.66	70.99
	13,912	$651.7	$309.5	$342.2	$46.84	$22.25	$24.60

3 months ended Dec. 31, 2003	Production (GWh)	Revenue	Fuel & Purchased Power	Gross Margin	Revenue per MWh	Fuel & Purchased Power per MWh	Gross Margin per MWh
Alberta PPAs	7,107	$192.2	$50.8	$141.4	$27.04	$7.15	$19.90
Long-term contracts	2,670	199.0	115.1	83.9	74.53	43.11	31.42
Merchant	3,509	169.6	101.7	67.9	48.33	28.98	19.35
CE Gen	605	64.1	15.5	48.6	105.95	25.62	80.33
	13,891	$624.9	$283.1	$341.8	$44.99	$20.38	$24.61

:P10

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

Year ended Dec. 31, 2004	Production (GWh)	Revenue	Fuel & Purchased Power	Gross Margin	Revenue per MWh	Fuel & Purchased Power per MWh	Gross Margin per MWh
Alberta PPAs	25,836	$679.2	$187.9	$491.3	$26.29	$7.27	$19.02
Long-term contracts	10,347	834.0	541.5	292.5	80.60	52.33	28.27
Merchant	15,676	799.5	435.2	364.3	51.00	27.76	23.24
CE Gen	2,701	281.1	66.5	214.6	104.07	24.69	79.38
	54,560	$2,593.8	$1,231.3	$1,362.5	$47.54	$22.57	$24.97

Year ended Dec. 31, 2003	Production (GWh)	Revenue	Fuel & Purchased Power	Gross Margin	Revenue per MWh	Fuel & Purchased Power per MWh	Gross Margin per MWh
Alberta PPAs	28,295	$758.8	$191.3	$567.5	$26.82	$6.76	$20.06
Long-term contracts	8,538	660.2	400.8	259.4	77.32	46.94	30.38
Merchant	13,683	684.2	394.9	289.3	50.00	28.86	21.14
CE Gen	2,618	309.0	80.4	228.6	118.03	30.71	87.32
	53,134	$2,412.2	$1,067.4	$1,344.8	$45.40	$20.09	$25.31

Alberta PPAs

Under the PPAs, the corporation earns monthly capacity revenues, which are designed to recover fixed costs and provide a return on capital for the plants and mines. The corporation also earns energy payments for the recovery of predetermined variable costs of producing energy, an incentive/penalty for achieving above/below the targeted availability and an excess energy payment for power production above committed capacity.

Activities in 2004 for the Wabamun plant are now classified as merchant as production from the plant is being sold in the open market. The PPA for the Wabamun plant expired on Dec. 31, 2003.

Production for the three months ended Dec. 31, 2004 decreased by 672 gigawatt hours (GWh) compared to the same period in 2003 primarily due to the Wabamun plant now being classified as merchant (754 GWh) and higher planned maintenance at the remaining Alberta Thermal plants (127 GWh).

Production for the year ended Dec. 31, 2004 decreased by 2,459 GWh compared to 2003 primarily due to the Wabamun plant now being classified as merchant (2,940 GWh) and higher unplanned outages at the remaining Alberta Thermal plants (168 GWh) partially offset by reduced planned maintenance (642 GWh).

Revenues for the three months ended Dec. 31, 2004 decreased by $29.8 million compared to the same period in 2003 primarily due to the Wabamun plant now being classified as merchant ($23.6 million) and lower availability caused by increased planned maintenance hours at the remaining Alberta Thermal plants ($6.1 million).

Revenues for the year ended Dec. 31, 2004 decreased by $79.6 million compared to the same period in 2003 due to the Wabamun plant now being classified as merchant ($92.2 million) and by higher unplanned outages ($34.2 million) partially offset by reduced penalties related to planned maintenance at the remaining Alberta Thermal plants ($53.0 million).

Revenues per megawatt hour (MWh) for the three months ended Dec. 31, 2004 decreased by $1.80 per MWh compared to the same periods in 2003 as a result of a decrease in net incentives due to increased planned maintenance. Revenues per MWh were consistent with 2003 on a year over year basis.

Total fuel for the three months and year ended Dec. 31, 2004 were slightly lower than the comparable periods in 2003. Fuel increased by $0.28 per MWh for the three months ended Dec. 31, 2004 due to higher diesel prices, increased overburden removal costs and decreased coal volumes. Substantially all of the coal used for production under Alberta PPAs is from coal reserves owned by TransAlta. For the year ended Dec. 31, 2004, fuel costs increased by $0.51 per MWh compared to the same period in 2003 due to the reasons outlined above.

:P11

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

Long-term contracts

In the three months ended Dec. 31, 2004, production decreased by 127 GWh compared to the same period in 2003 due to decreased dispatching at the Chihuahua and Campeche plants. In the year ended Dec. 31, 2004, production increased by 1,809 GWh compared to the same periods in 2003 primarily as a result of the incremental production at the Chihuahua and Campeche plants (1,709 GWh), as these plants were commissioned during 2003.

For the three months ended Dec. 31, 2004, revenues increased by $9.2 million ($7.34 per MWh) primarily due to increased natural gas costs which are passed on to the customer. Fuel and purchased power increased by $12.6 million ($7.11 per MWh) primarily due to higher market prices for natural gas.

For the year ended Dec. 31, 2004, gross margin increased by $33.1 million compared to the same period in 2003 due to the factors described above and incremental margin from the Mexican plants ($27.3 million). On a per MWh basis, for the year ended Dec. 31, 2004, gross margin decreased by $2.11 per MWh compared to the same period of 2003 primarily due to the impact of the incremental production from the Mexican plants which have lower margins than other long-term contracts.

As shown in the above graphs, fourth quarter average electricity prices in Alberta were comparable year over year, while average Mid-Columbia and Ontario prices were higher. Increased gas prices in Alberta did not result in higher electricity due to increased generation levels including the introduction of additional pre-commissioning capacity from Genesee 3. Higher natural gas prices, together with a larger number of outages at nuclear plants contributed to the power price increase in both Mid-Columbia and Ontario. Spark spreads (power price less cost of gas consumed) in Alberta and Ontario were lower in the fourth quarter of 2004 compared to the same period in 2003. The large proportion of generation that is not gas-price sensitive in those provinces prevented power prices from increasing at the same rate as gas prices in those markets. Mid-Columbia spark spreads increased in the fourth quarter over the same period last year, despite strong gas prices, due to several outages at nuclear and coal power plants across the West.

In the fourth quarter of 2004, merchant production was 4,279 GWh, of which 1,909 GWh was contracted under short- to medium-term contracts. In the fourth quarter of 2003, merchant production was 3,509 GWh, of which 2,556 GWh was contracted. The increase in production was primarily due to the sale of uncontracted production from the Wabamun plant. For the year ended Dec. 31, 2004, merchant production was 15,676 GWh, of which 6,718 GWh was contracted. For the same period in 2003, merchant production was 13,683 GWh, of which 8,996 GWh was contracted. The increase in merchant production was due to the sale of uncontracted production from the Wabamun plant and incremental production from Sarnia in the first quarter, partially offset by decreased production at Centralia and lower dispatching from the merchant gas plants.

For the three months ended Dec. 31, 2004, merchant revenues increased by $49.5 million while fuel and purchased power increased by $16.8 million resulting in a gross margin increase of $32.7 million compared to the same period in 2003. The gross margin increase is primarily due to incremental production from the Wabamun plant ($31.6 million). On a per MWh basis for the three months ended Dec. 31, 2004, merchant revenues increased by $2.87 per MWh while fuel and purchased power decreased by $1.29 per MWh resulting in a gross margin increase of $4.16 per MWh compared to the same period in 2003 for the reasons noted above.

:P12

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

For the year ended Dec. 31, 2004, merchant revenues increased by $115.3 million, fuel and purchased power increased by $40.3 million and gross margins increased by $75.0 million compared to the same period in 2003. These gross margin increases were due to incremental production from the Wabamun plant ($95.6 million) partially offset by lower production and shrinking spark spreads at Centralia ($27.0 million) and Poplar Creek ($8.0 million). On a per MWh basis, merchant revenues increased by $1.00 per MWh while fuel and purchased power decreased by $1.10 compared to the same period in 2003.

CE Gen

TransAlta's share of CE Gen's production for the three months and year ended Dec. 31, 2004, increased by 50 GWh and 83 GWh respectively compared to the same periods in 2003. This was the result of increased availability due to reduced planned maintenance and increased production at Imperial Valley partially offset on a year over year basis by decreased production at the Power Resources facility following the expiration of the long-term contract in September 2003.

In the three months and year ended Dec. 31, 2004, revenues decreased by $11.29 per MWh and $13.96 per MWh compared to the same periods in 2003 due to expiration of the Power Resources facility long-term contract and the strengthening of the Canadian dollar compared to the U.S. dollar. In the three months and year ended Dec. 31, 2004, fuel and purchased power decreased by $1.96 per MWh and $6.02 per MWh, respectively, primarily due to the gas remarketing arrangement at the Saranac project in the first quarter of 2004 and the strengthening of the Canadian dollar compared to the U.S. dollar, partially offset by increased fuel prices at the Yuma and Saranac projects in 2004.

Operations, maintenance and administration expense

In the three months ended Dec. 31, 2004, OM&A expenses increased slightly compared to the same period in 2003. For the year ended Dec. 31, 2004, OM&A increased by $21.2 million due in part to incremental operating costs related to the Mexican and Sarnia plants ($14.7 million). Additionally, in 2003, OM&A costs were reduced as a result of the reversal of a pension over-accrual and a decrease in expected performance share ownership plan payouts due to market conditions ($10.1 million).

Planned maintenance

The table below shows the amount of planned maintenance capitalized and expensed in the three months and year ended Dec. 31, 2004 and 2003, excluding CE Gen:

	3 months ended Dec. 31		Year ended Dec. 31
Planned maintenance expenditures	2004	2003	2004	2003
Capitalized	$22.6	$4.4	$99.1	$35.2
Expensed	6.1	12.4	74.7	77.3
	$28.7	$16.8	$173.8	$112.5

In the three months and year ended Dec. 31, 2004, there was 621 GWh and 2,587 GWh, respectively, of production lost due to planned maintenance compared to 336 GWh and 2,198 GWh lost in the three months and year ended Dec. 31, 2003.

In the three months ended Dec. 31, 2004, capitalized maintenance costs increased by $18.2 million while operating maintenance decreased by $6.3 million as compared to the same period in 2003 due to higher spending on capital replacement activities rather than repair activities in coal outages ($6.4 million) and gas outages ($5.6 million).

In the year ended Dec. 31, 2004, capitalized maintenance increased by $63.9 million while operating maintenance decreased by $2.6 million as compared to the same period in 2003 due to spending on capital replacement activities rather than repair activities in coal outages ($48.8 million) and gas outages ($12.0 million) with no comparable amounts in 2003 for gas outages due to recent additions to the gas fleet.

Depreciation and amortization

Depreciation and amortization increased by $2.3 million in the fourth quarter of 2004 compared to the same period in 2003 due to increased depreciation of the Ottawa, Mississauga and Windsor-Essex plants.

:P13

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

In the year ended Dec. 31, 2004, depreciation expense increased by $41.7 million primarily due to incremental depreciation from the Chihuahua, Campeche and Sarnia plants ($18.2 million), increased depreciation from CE Gen ($5.4 million), increased depreciation of the Ottawa, Mississauga and Windsor-Essex plants ($7.8 million) and due to increased capital spending on planned maintenance.

Taxes other than income taxes

For the three months and year ended Dec. 31, 2004, taxes other than income taxes were $2.5 million and $2.3 million lower, respectively, compared to the same periods in 2003 due to the favorable reassessment of tax filings.

ENERGY MARKETING: Derives revenue and earnings from the wholesale trading of electricity and other energy-related commodities and derivatives not supported by TransAlta owned generation assets. Energy Marketing also utilizes contracts of various durations for the forward sales of electricity and purchases of natural gas and transmission capacity to effectively manage available generating capacity and fuel and transmission needs on behalf of Generation. These results are included in the Generation segment.

Energy Marketing uses commodity derivatives to manage risk, earn trading revenue and gain market information. The portfolio consists of physical and financial derivative instruments including forwards, swaps, futures and options in various commodities. These contracts meet the definition of trading activities and have been accounted for using fair values for both Canadian and U.S. GAAP. Changes in the fair values of the portfolio are recognized in income in the period they occur.

In compliance with FASB Emerging Issues Task Force (EITF) 03-11, Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and Not "Held for Trading Purposes," as defined in EITF 02-3, TransAlta has concluded that energy trading contracts settled in the real-time physical markets meet the definition of derivative contracts held for delivery and therefore results of these contracts are reported on a gross basis (trading revenues and trading purchases are shown separately) in the consolidated statement of earnings.

The results of the Energy Marketing segment are as follows:

	3 months ended Dec. 31		Year ended Dec. 31
	2004	2003	2004	2003
Revenues	$60.8	$36.6	$244.5	$108.7
Trading purchases	(57.3)	(25.2)	(197.7)	(97.4)
Gross margin	3.5	11.4	46.8	11.3
Operations, maintenance and administration	0.3	5.8	5.3	14.9
Depreciation and amortization	0.5	0.7	2.0	3.1
Operating expenses	0.8	6.5	7.3	18.0
Prior period regulatory decision	–	–	22.9	–
Operating income before corporate allocations	2.7	4.9	16.6	(6.7)
Corporate allocations	2.2	2.9	8.5	8.8
Operating income (loss)	$0.5	$2.0	$8.1	$(15.5)

In the three months ended Dec. 31, 2004 gross margin decreased by $7.9 million due to volatile natural gas market conditions impacting open trading positions in the Alberta and Western U.S. regions. For the year ended Dec. 31, 2004, gross margin increased by $35.5 million compared to the same periods in 2003. In the second quarter of 2003, Energy Marketing realized a $33.3 million (US$20.0 million) pre-tax loss on TCCs in the New York area as discussed in the Significant Events section in this MD&A. The remaining increase of $2.2 million for the year ended Dec. 31, 2004 is the result of varying market opportunities across all regions. Purchases for energy trading contracts settled in the real-time physical markets for the three months and year ended Dec. 31, 2004 increased by $32.1 million and $100.3 million, respectively, relative to the same periods in 2003. The increase from 2003 levels is primarily the result of activity relative to an energy services agreement, purchasing power on behalf of a customer to service retail load.

:P14

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

OM&A costs for the three months ended Dec. 31, 2004 have decreased $5.5 million relative to the same period in 2003 due to decreased manpower costs. For the year ended Dec. 31, 2004, OM&A costs decreased $9.6 million. Consolidation of the Annapolis trading office with Calgary occurred in the fourth quarter of 2003 incurring $1.1 million of direct severance and exits costs. The consolidation in 2004 resulted in lower staff levels and associated savings in general spending activities.

Depreciation and amortization for the three months ended Dec. 31, 2004 and the year ended Dec. 31, 2004 decreased by $0.2 million and $1.1 million, respectively, relative to the same periods in 2003 due to closure of the Annapolis office and the resulting asset disposals in 2003.

At Dec. 31, 2004, TransAlta had a US$51.4 million receivable relating to energy sales in California. As previously discussed in Significant Events, a provision of US$28.8 million to account for potential refund liabilities was recorded in December 2000. On March 17, 2004, the CAISO released its preliminary adjusted prices indicating that TransAlta's refund liability is now US$46.0 million. Based on these preliminary refund estimates, in the first quarter of 2004 TransAlta increased its provision for potential refund liabilities by US$17.2 million (Cdn$22.9 million) to US$46.0 million. The final adjusted prices were released in October 2004 and were substantially the same as those released on March 17, 2004. TransAlta has prepared a petition for relief from the refund obligation that may be filed once FERC provides stakeholders with a direction on the filing of such positions.

TransAlta's fixed price trading positions were as follows:

Units (000s)	Electricity MWh	Natural Gas GJ
Fixed price payor, notional amounts, Dec. 31, 2004	14,138.0	35,221.7
Fixed price payor, notional amounts, Dec. 31, 2003	13,872.6	45,638.6

Fixed price receiver, notional amounts, Dec. 31, 2004	15,854.2	29,721.2
Fixed price receiver, notional amounts, Dec. 31, 2003	13,061.8	67,738.3

Maximum term in months, Dec. 31, 2004	48	34
Maximum term in months, Dec. 31, 2003	33	24

Proprietary trading encompasses a range of contractual terms spanning from short-term speculative trading of one to 24 months to longer-term marketing transactions with potential terms greater than 24 months. Changes in trading positions from Dec. 31, 2003 to Dec. 31, 2004 are due to changing market conditions and corresponding regional strategy positioning.

Gross physical and financial settled sales of proprietary trading transactions are as follows:

	3 months ended Dec. 31		Year ended Dec. 31
Electricity (GWh)	2004	2003	2004	2003
Physical	14,311	13,514	61,165	55,506
Financial	8,824	8,296	23,239	34,327
	23,135	21,810	84,404	89,833

	3 months ended Dec. 31		Year ended Dec. 31
Gas (million GJ)	2004	2003	2004	2003
Physical	33.3	25.1	122.4	100.1
Financial	83.3	80.7	308.0	170.1
	116.6	105.8	430.4	270.2

Total electricity volumes in the three months ended Dec. 31, 2004 are slightly above, but consistent with, the same period in 2003. For the year ended Dec. 31, 2004, financial electricity volumes were lower than the same period in 2003 due to the elimination of trading in New York TCCs in 2003. Physical electricity volumes were higher for the year ended Dec. 31, 2004 compared to the same period in 2003 due to the development of Eastern region real-time markets. Power trading strategies consist of shorter-term physical and financial trades in regions where TransAlta has assets and the markets that interconnect with those regions.

:P15

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

The increase in gas volumes for both the three months and year ended Dec. 31, 2004 relates to the increased use of heat rate contracts, which involve a gas component, to manage power price risk in electricity trading. Due to the liquidity of the gas market relative to power markets, the gas component in the heat rate contracts is actively traded to optimize the contracts. Gas trading, independent of power trading strategies, continues to be a small part of the risk taken in the marketplace.

The corporation's electrical transmission contracts net trading position of 4.4 million MWh at Dec. 31, 2004 is lower than the net trading position of 7.4 million MWh at Dec. 31, 2003, primarily due to the expiration of electrical transmission contracts owned.

In accordance with EITF 02-03, physical transmission is accounted for using accrual accounting. At Dec. 31, 2004, TransAlta recorded a prepaid asset of $1.5 million related to these transmission contracts compared to approximately $2.0 million at Dec. 31, 2003. The transmission contracts relate to the period from April 2004 to March 2005 and are amortized over this period. Physical transmission is widely used in the California market. The maximum term of these contracts is 12 months.

PRICE RISK MANAGEMENT

TransAlta's price risk management assets and liabilities represent the value of unsettled (unrealized) proprietary trading transactions and those asset backed trading transactions accounted for on a fair value basis. With the exception of transmission contracts, the fair value of all energy trading activities is based on quoted market prices. The fair value of financial transmission contracts is based upon statistical analysis of historical data. All transmission contracts are accounted for in accordance with FASB EITF 02-03. The following tables show the balance sheet classifications for price risk management assets and liabilities as well as the changes in the fair value of the net price risk management assets for the period:

Dec. 31	2004	2003
Balance Sheet
Price risk management assets
Current	$61.4	$68.4
Long-term	32.5	31.6
Price risk management liabilities
Current	(49.9)	(64.3)
Long-term	(28.5)	(29.9)
Net price risk management assets outstanding	$15.5	$5.8

Change in fair value of net assets	Fair value
Net price risk management assets outstanding at Dec. 31, 2003	$5.8
New contracts entered into during the period	14.9
Changes in values attributable to market price and other market changes	(5.6)
Contracts realized, amortized or settled during the period	(4.3)
Changes in values attributable to discontinued hedge treatment of certain contracts	4.7
Net price risk management assets outstanding at Dec. 31, 2004	$15.5

The net price risk management assets and liabilities increased by $9.7 million compared to Dec. 31, 2003 primarily due to the realization of a $4.7 million price risk management asset resulting from the discontinuance of hedge accounting related to a long-term power contract. The remaining increase of $5.0 million relates to the net effect of new contracts executed in the period with associated fair value changes, offset by contracts settled or amortized in the period. Changes in net price risk management assets and liabilities are generally reflected within gross margin of both Energy Marketing and Generation business segments.

The source of the valuations of the above contracts and maturities over each of the next five calendar years and thereafter is as follows:

	2005	2006	2007	2008	2009 and thereafter	Total
Prices actively quoted	$8.1	$1.8	$1.1	$1.0	$–	$12.0
Prices based on models	3.5	–	–	–	–	3.5
	$11.6	$1.8	$1.1	$1.0	$–	$15.5

:P16

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

TransAlta's proprietary trading activities are mainly short-term transactions under 24 months in duration, thereby limiting credit risk and maintaining low working capital requirements. Transactions extending past 2005 are Generation asset-backed contracts that do not qualify for hedge accounting and have a low risk profile including long-term fixed for floating power swaps and a heat rate swap.

NET INTEREST EXPENSE, FOREIGN EXCHANGE AND NON-CONTROLLING INTERESTS

	3 months ended Dec. 31		Year ended Dec. 31
	2004	2003	2004	2003
Interest on recourse and non-recourse debt	$45.7	$58.2	$207.9	$234.1
Interest on preferred securities	16.9	10.3	44.5	36.8
Interest income	(8.6)	(1.9)	(10.3)	(5.0)
Capitalized interest	(4.7)	(4.6)	(20.0)	(45.2)
Net interest expense	$49.3	$62.0	$222.1	$220.7

Net interest expense in the fourth quarter of 2004 was $12.7 million lower than the same period in 2003 due to decreased debt levels, decreased interest rates, and increased interest income primarily due to $8.4 million related to income tax assessments partially offset by $7.6 million of financing costs related to the $300 million preferred securities which are to be redeemed in February 2005. In the year ended Dec. 31, 2004, net interest expense increased by $1.4 million compared to the same period in 2003 due to decreased capitalized interest and $7.6 million of financing costs related to the $300 million preferred securities which are to be redeemed in February 2005 partially offset by decreased debt levels, decreased interest rates and increased interest income. Capitalized interest is lower as the result of the completion of the Sarnia, Campeche and Chihuahua plants, partially offset by the construction of the Summerview Wind Farm and Genesee 3. Interest income is higher due to favorable income tax assessments.

The foreign exchange loss in the year ended Dec. 31, 2003 relates primarily to a reduction in the value of a commodity tax receivable in Mexico associated with equipment purchases and was the result of the weakening of the Mexican peso relative to the U.S. dollar. The receivable was collected in the second quarter of 2003.

The increase in earnings attributable to non-controlling interests in the year ended Dec. 31, 2004 compared to the same period in 2003 is a result of the sale of the Sheerness Generating Station to TA Cogen in the third quarter of 2003.

INCOME TAXES
	3 months ended Dec. 31		Year ended Dec. 31
	2004	2003	2004	2003
Income tax expense	$26.3	$9.5	$50.1	$64.6
Effective tax rate (%)	29.7	17.8	23.8	21.6

The effective income tax rate in the fourth quarter of 2004 expressed as a percentage of earnings from continuing operations before income taxes, was higher compared to the same period in 2003 mainly due to an increase in pre-tax earnings and effective tax rate on foreign operations. The effective income tax rate for the year ended Dec. 31, 2004 is consistent with the same period in 2003. In the three months ended Dec. 31, 2004, income tax expense increased by $16.8 million compared to the same period in 2003 due to higher pre-tax earnings and an increase in effective tax rates. The 2004 expense is $14.5 million lower than the comparable period due to a decrease in pre-tax earnings, and a current income tax recovery of NZ$8.0 million (Cdn$6.8 million) received in the second quarter of 2004. The tax recovery resulted from a favourable settlement from the New Zealand Inland Revenue relating to the 1999 taxation year.

:P17

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

FINANCIAL POSITION

The following chart outlines significant changes in the consolidated balance sheet from Dec. 31, 2003 to Dec. 31, 2004:

	Increase/ (Decrease)	Explanation
Cash and cash equivalents	$(17.9)	Refer to Consolidated Statements of Cash Flows.
Income taxes receivable	(48.8)	Funding for settlement with taxation authorities on prior year audit issues and refunds of tax prepayments made in prior years.
Long-term receivables	(120.1)	Receipt of the Zinc Recovery receivable at CE Gen, increase in California receivable provision and transfer of remaining California receivable to current receivables. The Zinc Recovery funds were used to repay the CE Gen secured bonds.
Property, plant and equipment, net of accumulated depreciation	(141.1)	Decrease due to depreciation and asset disposals partially offset by the construction of the Summerview Wind Farm and Genesee 3 project and capitalized maintenance.
Intangible assets	(84.9)	Amortization of CE Gen sales contracts.
Future income tax assets (including current portion)	33.8	Increase in unused tax losses that are expected to be recovered in future years.
Other assets	19.4	Increase in mark-to-market valuation of cross-currency swaps.
Short-term debt	(85.4)	Repayment of short-term debt.
Accounts payable and accrued liabilities	(64.8)	Decreased payables related to capital expenditures.
Long-term debt (including current portion)	(88.2)	Repayment of long-term debt.
Deferred credits and other long-term liabilities	(15.4)	Primarily due to an increase in mark-to-market valuation of cross-currency swaps.
Non-controlling interests	138.5	Increase in non-controlling interest due to the Sheerness and Meridian transactions.
Shareholders’ equity	22.2	Issuance of common shares offset by a reduction in retained earnings reflecting higher dividends than earnings.

STATEMENTS OF CASH FLOWS:

3 months ended Dec. 31	2004	2003	Explanation

Cash and cash equivalents, beginning of period	$161.3	$115.3
Provided by (used in):
Operating activities	158.6	107.2	In 2004, increased working capital position offset by lower cash earnings.

In 2003, increased cash earnings offset by increased working capital requirements as a result of the impact of the strengthening of the Canadian dollar relative to the U.S. dollar.

Investing activities	27.9	43.2	In 2004, capital expenditures of $103.7 million including completion of construction at the Genesee 3 plant offset by $ 54.8 million in proceeds from the sale of TransAlta Power partnership units and $47.8 million in realized gains on net investment hedges.

In 2003, capital expenditures of $50.7 million relating primarily to the construction of Genesee 3 and completion of construction activities at the Mexico plants offset by $ 11.0 million received from the sale of the Seebe land, exercise of TransAlta Power warrants of $37.2 million and $ 49.2 million realized gains on net investment hedges.

Financing activities	(203.6)	(108.3)	In 2004, repayment of short and long-term borrowings of $ 154.9 million, cash dividends on common shares of $ 32.8 million and minority interest distributions of $14.9 million.

In 2003, net repayment of long-term borrowings of $ 75.7 million, cash dividends on common shares of $ 35.7 million and minority interest distributions of $12.4 million offset by $18.1 million net increase in short-term debt.

Translation of foreign currency cash	(7.1)	(2.4)
Cash and cash equivalents, end of period	$137.1	$155.0

:P18

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

Year ended Dec. 31	2004	2003	Explanation
Cash and cash equivalents, beginning of period	$155.0	$143.3
Provided by (used in):
Operating activities	613.4	526.9	In 2004, improved working capital position and increased cash earnings. In 2003, increased cash earnings and collection of commodity tax receivables in Mexico and the U.S. of US$79.0 million.
Investing activities	(65.4)	(341.0)

In 2004, capital expenditures of $365.8 million including completion of the Summerview Wind Farm and the Genesee 3 plant and major maintenance partially offset by $116.5 million in proceeds from the sale of TransAlta Power partnership units, the collection of the $90.8 million Zinc Recovery long-term receivable and $47.8 million in realized gains on net investment hedges.

In 2003, capital expenditures of $555.7 million related to the acquisition of Genesee 3 and construction activities in Mexico, the acquisition of CE Gen for $323.4 million (net of cash acquired of $43.2 million), offset by $194.1 million in realized gains on net investment hedges, proceeds on the sale of the Sheerness plant ($149.9 million), the Goldfields pipeline ($21.6 million), the head office building ($65.8 million), the Seebe land ($11.0 million) and exercise of TransAlta Power warrants ($37.2 million). The remainder of the cash flow was primarily related to the reduction of restricted cash.

Financing activities	(558.8)	(165.5)

In 2004, repayment of short-term debt of $85.4 million, net repayment of long-term debt of $289.5 million, cash dividends on common shares of $135.4 million, minority interest distributions of $48.4 million.

In 2003, repayment of short-term debt of $170.2 million, net repayment of long-term debt of $56.5 million, cash dividends on common shares of $158.3 million (net of dividend reinvestments of $54.6 million) and minority interest distributions of $38.9 million were partially offset by net proceeds on the issuance of common shares of $265.0 million.

Translation of foreign currency cash	(7.1)	(8.7)
Cash and cash equivalents, end of period	$137.1	$155.0

TransAlta hedges its net investments in self-sustaining foreign subsidiaries through the use of financial instruments and U.S. dollar denominated debt. Realized gains and losses arising from the hedging of net investments and inter-company transactions are reflected as an investing activity in the statement of cash flows. During the fourth quarter of 2004, TransAlta reclassified prior year cash flows to be consistent with the current presentation. This reclassification resulted in a reduction in cash flow from operating activities of $49.2 million and $194.1 million in the three months and year ended Dec. 31, 2003 respectively with a corresponding increase in the cash flow from investing activities for the same periods.

:P19

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

LIQUIDITY AND CAPITAL RESOURCES

In the three months and year ended Dec. 31, 2004, TransAlta spent $103.7 million and $365.8 million, respectively, on capital expenditures. In the three months and year ended Dec. 31, 2003 TransAlta spent $50.7 million and $555.7 million, respectively, on capital expenditures.

In the three months ended Dec. 31, 2004, TransAlta had overall net repayments (including short- and long-term debt) of $154.9 million compared to $57.6 million net repayment in the same period in 2003. In the year ended Dec. 31, 2004, TransAlta had an overall net repayment of debt (including short- and long-term debt) of $374.9 million compared to $226.7 million net repayments in the same period in 2003. Including the non-recourse debt held by CE Gen, TransAlta's short- and long-term debt balance on Dec. 31, 2004 decreased by $173.6 million compared to Dec. 31, 2003. Cash flow from operations, the receipt of the Zinc Recovery receivable and the sale of TransAlta Power units associated with the related exercise of warrants by unit holders were used to repay debt. During 2004, TransAlta sold 6.1 million units of TransAlta Power for proceeds of $56.4 million upon exercise of warrants and sold its remaining holding of 7.1 million units of TransAlta Power for gross proceeds of $64.7 million for a total after-tax gain of $29.1 million.

At Dec. 31, 2004, TransAlta's total debt (including non-recourse debt) to invested capital ratio was 47.4 per cent (42.0 per cent excluding non-recourse debt). This represents an improvement from the Dec. 31, 2003 ratio of 47.7 per cent. Debt to invested capital is defined on page 38 of this quarterly report.

On June 30, 2004, TransAlta extended its existing committed $1.5 billion syndicated bank loan facility.

At Dec. 31, 2004, TransAlta's working capital ratio was 67.0 per cent compared to 93.6 per cent at Dec. 31, 2003. This decrease is attributable to an increase in the current portion of long-term debt of $300 million representing the portion of the preferred securities which will be redeemed in February 2005. TransAlta expects to have sufficient sources of internal and external capital to finance operations and growth in the short and long-term.

TransAlta has provided guarantees of subsidiaries' obligations under contracts that facilitate physical and financial transactions in various derivatives. To the extent liabilities related to these guaranteed contracts exist for trading activities, they are included in the consolidated balance sheet. To the extent liabilities exist related to these guaranteed contracts for hedges, they are not recognized on the consolidated balance sheet. The guarantees provided for under all contracts facilitating physical and financial transactions in various derivatives at Dec. 31, 2004 was a maximum of $1.6 billion. In addition, the corporation has a number of unlimited guarantees. The fair value of the trading and hedging positions under contracts where TransAlta has a net liability at Dec. 31, 2004, under the limited and unlimited guarantees, was $345.2 million as compared to $381.3 million at Dec. 31, 2003.

TransAlta has also provided guarantees of subsidiaries' obligations to perform and make payments under various other contracts. The amount guaranteed under these contracts at Dec. 31, 2004 was a maximum of $662.5 million, as compared to $828.6 million at Dec. 31, 2003. To the extent actual obligations exist under the performance guarantees at Dec. 31, 2004, they are included in accounts payable and accrued liabilities.

The corporation has approximately $1.35 billion of undrawn collateral available to secure these exposures.

During construction and until certain conditions were met, the corporation provided a guarantee to the lenders of the Campeche plant. On April 5, 2004, the guarantee was released and the US$133.6 million of debt related to the plant became non-recourse to the corporation.

On Jan. 28, 2005, the corporation had approximately 195.1 million common shares outstanding.

:P20

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

OUTLOOK

The key factors affecting the financial results in 2005 are the megawatt capacity in place, the availability of and production from generating assets, the margins applicable to non-contracted production, the costs of production, and the volumes traded and margins achieved on Energy Marketing activities.

Production and availability

Generating capacity is expected to increase in 2005 due to the completion of the 225 MW Genesee 3 project, partially offset by the decommissioning of units one and two of the Wabamun plant on Dec. 31, 2004 (62 MW and 57 MW, respectively).

Production is expected to increase in 2005 due the addition of Genesee 3.

If certain plants do not meet the availability or production targets specified in the PPAs or other long-term contracts then the corporation must either compensate the purchaser for the loss in the availability of production or suffer a reduction in electrical or capacity payments. Consequently, an extended outage could have a material adverse effect on the business, financial condition, results of operations, or cash flows of the corporation.

Production and gross margins from the merchant gas plants are subject to the changes in spark spreads discussed in the power prices section. TransAlta has not entered into fixed commodity agreements for gas for these merchant plants as gas will be purchased coincident with spot market spark spreads being adequate to produce and sell electricity.

Planned maintenance

During 2005, TransAlta expects to spend between $190 million and $225 million on planned maintenance as outlined in the following table (excluding CE Gen):

Year ended Dec. 31, 2005	Coal	Gas	Hydro	Total
Capitalized	$70-80	$65-70	$10	$145-160
Expensed	55-65	10	–	65-75
	$125-145	$75-80	$10	$210-235
GWh lost	2,300	600	–	2,900

TransAlta expects to lose approximately 2,900 GWh of production due to planned maintenance in 2005.

Power prices

TransAlta is only affected by short-term market prices in certain markets. Electricity spot prices for 2005 are expected to be comparable to those realized in 2004 in all markets. Alberta's spot power prices should soften slightly as new supply is only partially offset by anticipated strength in gas prices in 2005. Mid-Columbia, on the other hand, may see power prices increase slightly on natural gas price strength, assuming normal hydro conditions. Remaining markets are expected to be comparable year over year. With higher average gas prices anticipated in 2005, spark spreads are expected to compress in Ontario and Alberta while Mid-Columbia spark spreads are expected to be generally unchanged.

Exposure to volatility in electricity prices and spark spreads is substantially mitigated through firm-price, long-term electricity sales contracts. Exposure to volatility in gas prices is partially mitigated by the flow-through of the costs of natural gas to customers in some of these contracts and the existence of price caps in certain natural gas supply contracts. For 2005, approximately 87 per cent of output is contracted, a significant portion of which relates to the Alberta PPAs, which are based on achieving specified availability rates. The corporation will continue to focus on maximizing margins from these contracts.

:P21

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

In December 2004, the Ontario government passed Bill 100 to reform Ontario's electricity sector. The Bill includes a combination of a regulated and competitive market, targets for energy conservation and the use of renewable energy, providing consumer price stability and the creation of a new Ontario Power Authority to ensure an adequate long-term supply of electricity. The future operating results of TransAlta's Sarnia Cogeneration plant may be significantly affected dependent on the legislation being passed and the resultant changes in merchant pricing or the availability of stable long-term contracts for electricity producers. At this time, TransAlta can not reasonably assess the impact of the proposed changes to the structure of the Ontario energy sector and its impact on Sarnia's future operating results.

Costs of production

Fluctuations in the cost of coal are minimized through ownership of reserves in Alberta and the State of Washington. OM&A costs per MWh fluctuate by quarter and are dependent on the timing and nature of maintenance activities. OM&A costs per MWh in 2005 are expected to increase slightly over 2004.

Energy Marketing

Energy Marketing's trading activities are focused on real-time and short-term forward markets. Short-term forward markets show indications of increased volatility in the North American natural gas market. TransAlta will continue to prudently manage its risk profile utilizing value at risk and other measures.

Capital and maintenance expenditures

Capital expenditures for 2005 are expected to be approximately $360 million to $375 million of which approximately $150 million will be spent on major maintenance (excluding CE Gen), $100 million will be spent on the Alberta and Centralia mines and $50 million will be spent to complete the Genesee 3 project. The remainder will be spent at CE Gen, and on productivity related investments. Financing for these expenditures is expected to be provided by cash flow from operations.

Exposure to fluctuations in foreign currencies

TransAlta will continue to offset foreign denominated assets with foreign denominated liabilities. TransAlta also has foreign currency expenses, primarily interest charges that offset foreign currency revenues. This strategy minimizes the impact on TransAlta of the recent appreciation in the Canadian dollar against the U.S. dollar.

NON-GAAP MEASURES

TransAlta evaluates its performance and the performance of its business segments using a variety of measures. Those discussed below are not defined under GAAP and therefore should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flow from operations as determined in accordance with GAAP as an indicator of the corporation's financial performance or liquidity. These measures are not necessarily comparable to a similarly titled measure of another company.

Each business unit assumes responsibility for its operating results measured to operating income. Operating income is a measure of financial performance used by TransAlta's analysts and investors to analyze and compare companies on the basis of operating performance.

Gross margin less operating expenses and operating income provide management with a measurement of operating performance which is readily comparable from period to period.

:P22

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

Gross margin less operating expenses and operating income are reconciled to net earnings below:

	3 months ended Dec. 31		Year ended Dec. 31
	2004	2003 [1]	2004	2003 [1]
Gross margin	$345.7	$353.2	$1,409.3	$1,356.1
Operating expenses	(234.7)	(244.6)	(970.8)	(921.4)
	111.0	108.6	438.5	434.7
Gain on sale of Sheerness Generating Station	–	–	–	191.5
Gain on sale of Meridian Cogeneration Facility	17.7	–	17.7	–
Gain on sale of TransAlta Power partnership units	20.6	15.2	44.8	15.2
Gain on sale of land	–	10.5	–	10.5
Asset impairment charges	–	(5.6)	–	(90.3)
Prior period regulatory decision	–	–	(22.9)	–
Operating income	149.3	128.7	478.1	561.6
Other income	–	(1.0)	–	(3.2)
Foreign exchange gain (loss)	3.1	2.0	0.7	(4.7)
Net interest expense	(49.3)	(62.0)	(222.1)	(220.7)
Earnings before non-controlling interests and income taxes	103.1	67.7	256.7	333.0
Non-controlling interests	14.7	14.4	46.0	34.2
Earnings before income taxes	88.4	53.3	210.7	298.8
Income tax expense	26.3	9.5	50.1	64.6
Earnings from continuing operations	62.1	43.8	160.6	234.2
Gain on disposal of discontinued operations, net of tax	–	–	9.6	–
Net earnings	$62.1	$43.8	$170.2	$234.2

1 TransAlta early adopted the amended standard on the presentation of liabilities and equity on Jan. 1, 2004. See Note 1 to the unaudited interim consolidated financial statements for further discussion. Prior periods have been restated.

Presenting earnings on a comparable basis from period to period provides management with the ability to evaluate earnings trends more readily in comparison with prior periods' results. To do so, the following items, which we believe would otherwise affect the comparability of TransAlta's operating results from period to period, are excluded from net earnings: gains on sale of the Sheerness Generating Station, TransAlta Power units, the Meridian Cogeneration Facility and land, asset impairment charges, prior period regulatory decisions, and earnings from discontinued operations, net of tax.

Earnings presented on a comparable basis from period to period is reconciled to net earnings below:

	3 months ended Dec. 31		Year ended Dec. 31
	2004	2003 [1]	2004	2003 [1]
Earnings on a comparable basis	$37.2	$29.7	$134.9	$129.7
Gain on sale of Sheerness Generating Station, net of tax	–	–	–	145.8
Gain on sale of Meridian Cogeneration Facility, net of tax	11.5	–	11.5	–
Gain on sale of TA Power units, net of tax	13.4	10.1	29.1	10.1
Gain on sale of land, net of tax	–	8.6	–	8.6
Asset impairment charges, net of tax	–	(4.6)	–	(60.0)
Prior period regulatory decision, net of tax	–	–	(14.9)	–
Gain from discontinued operations, net of tax	–	–	9.6	–
Net earnings	$62.1	$43.8	$170.2	$234.2
Weighted average common shares outstanding in the period	194.0	190.6	192.7	185.3
Earnings on a comparable basis per share	$0.19	$0.16	$0.70	$0.70

1 TransAlta early adopted the amended standard on the presentation of liabilities and equity on Jan. 1, 2004. See Note 1 to the unaudited interim consolidated financial statements for further discussion. Prior periods have been restated.

:P23

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

SELECTED QUARTERLY INFORMATION

(Unaudited, in millions of Canadian dollars except per share amounts)

	Q1 2004	Q2 2004	Q3 2004	Q4 2004
Revenue	$712.7	$670.1	$743.0	$712.5
Earnings from continuing operations	47.2	15.5	35.8	62.1
Net earnings	47.2	25.1	35.8	62.1
Basic earnings per common share:
Continuing operations	0.25	0.08	0.18	0.32
Net earnings	0.25	0.13	0.18	0.32
Diluted earnings per common share:
Continuing operations	0.24	0.08	0.18	0.32
Net earnings	0.24	0.13	0.18	0.32

	Q1 2003	Q2 2003	Q3 2003	Q4 2003
Revenue	$639.5	$563.0	$656.9	$661.5
Earnings from continuing operations	48.7	23.3	118.4	43.8
Net earnings	48.7	23.3	118.4	43.8
Basic earnings per common share:
Continuing operations	0.28	0.12	0.62	0.23
Net earnings	0.28	0.12	0.62	0.23
Diluted earnings per common share:
Continuing operations	0.28	0.12	0.62	0.23
Net earnings	0.28	0.12	0.62	0.23

TransAlta's results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower as electricity prices generally increase in the winter months in the Canadian market. Margins are also typically impacted in the second quarter due to the volume of hydro production resulting from spring run-off and rainfall in the Canadian and US markets. TransAlta's results reflect the completion, acquisition, and disposition of plants and facilities throughout 2003 and 2004 as described previously within this MD&A.

:P24

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

TRANSALTA CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(in millions of Canadian dollars except per share amounts)

	3 months ended Dec. 31		Year ended Dec. 31
	Unaudited		Unaudited	Audited
	2004	2003	2004	2003 *
		(Restated, Note 1)		(Restated, Note 1)
Revenues	$712.5	$661.5	$2,838.3	$2,520.9
Trading purchases	(57.3)	(25.2)	(197.7)	(97.4)
Fuel and purchased power	(309.5)	(283.1)	(1,231.3)	(1,067.4)
Gross margin	345.7	353.2	1,409.3	1,356.1
Operations, maintenance and administration	138.2	146.6	572.7	559.3
Depreciation and amortization (Note 11)	93.4	92.4	377.3	339.0
Taxes, other than income taxes	3.1	5.6	20.8	23.1
Operating expenses	234.7	244.6	970.8	921.4
Gain on sale of Sheerness Generating Station (Note 2)	–	–	–	(191.5)
Gain on sale of Meridian Cogeneration facility (Note 2)	(17.7)	–	(17.7)	–
Gain on sale of TransAlta Power partnership units (Note 2)	(20.6)	(15.2)	(44.8)	(15.2)
Gain on land sale (Note 2)	–	(10.5)	–	(10.5)
Asset impairment charges (Note 12)	–	5.6	–	90.3
Prior period regulatory decision (Note 4)	–	–	22.9	–
	(38.3)	(20.1)	(39.6)	(126.9)
Operating income	149.3	128.7	478.1	561.6
Other expense	–	(1.0)	–	(3.2)
Foreign exchange gain (loss)	3.1	2.0	0.7	(4.7)
Net interest expense (Note 5)	(49.3)	(62.0)	(222.1)	(220.7)
Earnings before non-controlling interests and income taxes	103.1	67.7	256.7	333.0
Non-controlling interests	14.7	14.4	46.0	34.2
Earnings before income taxes	88.4	53.3	210.7	298.8
Income tax expense	26.3	9.5	50.1	64.6
Earnings from continuing operations	62.1	43.8	160.6	234.2
Gain on disposal of discontinued operations, net of tax (Note 2)	–	–	9.6	–
Net earnings	62.1	43.8	170.2	234.2
Common share dividends	(48.6)	(47.7)	(192.7)	(185.0)
Adjustment arising from normal course issuer bid (Note 8)	–	–	(1.1)	–
Retained earnings
Opening balance	896.8	937.8	933.9	884.7
Closing balance	$910.3	$933.9	$910.3	$933.9
Weighted average common shares outstanding in the period	194.0	190.6	192.7	185.3
Basic earnings per share
Earnings from continuing operations	$0.32	$0.23	$0.83	$1.26
Gain on disposal of discontinued operations, net of tax	–	–	0.05	–
Net earnings	$0.32	$0.23	$0.88	$1.26
Diluted earnings per share
Earnings from continuing operations	$0.32	$0.23	$0.83	$1.26
Gain on disposal of discontinued operations, net of tax	–	–	0.05	–
Net earnings	$0.32	$0.23	$0.88	$1.26

See accompanying notes.

* Derived from the audited Dec. 31, 2003 consolidated financial statements

:P25

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

TRANSALTA CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

	3 months ended Dec. 31		Year ended Dec. 31
	Unaudited		Unaudited	Audited
	2004	2003	2004	2003 *
		(Restated, Note 1)		(Restated, Note 1)
Operating activities
Net earnings	$62.1	$43.8	$170.2	$234.2
Depreciation and amortization (Note 11)	102.7	106.9	411.8	378.1
Prior period regulatory decision (Note 4)	–	–	22.9	–
Gain on sale of TransAlta Power partnership units	(20.6)	(15.2)	(44.8)	(15.2)
Non-controlling interests	14.7	14.4	46.0	34.2
Write-down of investments (Note 13)	–	6.2	–	6.2
Asset retirement obligation accretion (Note 6)	3.9	4.7	19.3	22.0
Future income taxes	16.7	4.4	17.8	27.4
Unrealized loss (gain) from energy marketing activities	(4.9)	0.8	(9.7)	(18.6)
Asset retirement obligation costs settled	(3.0)	(3.9)	(19.7)	(26.5)
Foreign exchange loss (gain)	(3.1)	(2.0)	(0.7)	4.7
Asset impairment charges (Note 12)	–	5.6	–	90.3
Gain on sale of assets	(13.8)	(12.6)	(24.7)	(202.0)
Other non-cash items	(3.1)	2.1	–	3.2
	151.6	155.2	588.4	538.0
Change in non-cash operating working capital balances	7.0	(48.0)	25.0	(11.1)
Cash flow from operating activities	158.6	107.2	613.4	526.9
Investing activities
Long-term receivables (Note 4)	–	–	90.8	–
Additions to property, plant and equipment	(103.7)	(50.7)	(365.8)	(555.7)
Proceeds on sale of property, plant and equipment	30.5	11.0	43.2	226.7
Proceeds on sale of TransAlta Power partnership units (Note 2)	54.8	37.2	116.5	37.2
Proceeds on sale of investments	–	–	–	21.6
Restricted cash (Note 2)	(2.4)	8.5	1.1	46.7
Acquisitions (Note 2)	–	–	–	(323.4)
Reduction in advance to TransAlta Power (Note 2)	2.0	–	2.0	–
Realized foreign exchange gains on net investments (Note 14)	47.8	49.2	47.8	194.1
Deferred charges and other	(1.1)	(12.0)	(1.0)	11.8
Cash flow used in investing activities	27.9	43.2	(65.4)	(341.0)
Financing activities
Increase (repayment) of short-term debt	(12.5)	18.1	(85.4)	(170.2)
Repayment of long-term debt	(142.4)	(471.2)	(292.2)	(601.1)
Dividends on common shares	(32.8)	(35.7)	(135.4)	(158.3)
Issuance of long-term debt	–	395.5	2.7	544.6
Redemption of common shares	(0.8)	–	(2.3)	–
Net proceeds on issuance of common shares (Note 8)	1.0	–	3.4	265.0
Distributions to subsidiary's non-controlling limited partner	(14.9)	(12.4)	(48.4)	(38.9)
Deferred financing charges and other	(1.2)	(2.6)	(1.2)	(6.6)
Cash flow used in financing activities	(203.6)	(108.3)	(558.8)	(165.5)
Cash flow from (used in) operating, investing and financing activities	(17.1)	42.1	(10.8)	20.4
Effect of translation on foreign currency cash	(7.1)	(2.4)	(7.1)	(8.7)
Increase (decrease) in cash and cash equivalents	(24.2)	39.7	(17.9)	11.7
Cash and cash equivalents, beginning of period	161.3	115.3	155.0	143.3
Cash and cash equivalents, end of period	$137.1	$155.0	$137.1	$155.0
Cash taxes paid (received)	$(19.4)	$6.3	$4.6	$34.1
Cash interest paid	$64.6	$72.5	$253.4	$232.8

See accompanying notes.

* Derived from the audited Dec. 31, 2003 consolidated financial statements

:P26

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

TRANSALTA CORPORATION

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

Unaudited	Dec. 31, 2004	Dec. 31, 2003 *
		(Restated, Note 1)
ASSETS
Current assets
Cash and cash equivalents	$137.1	$155.0
Accounts receivable	429.1	420.1
Prepaid expenses	54.7	53.8
Price risk management assets (Note 3)	61.4	68.4
Future income tax assets	21.5	29.4
Income taxes receivable	60.1	108.9
Inventory	39.9	47.0
	803.8	882.6
Restricted cash (Note 2)	8.9	9.9
Investments	3.0	5.0
Long-term receivables (Note 4)	–	120.1
Property, plant and equipment
Cost	8,865.4	8,693.2
Accumulated depreciation	(2,621.0)	(2,307.7)
	6,244.4	6,385.5
Goodwill (Note 2)	142.2	149.6
Intangible assets	392.3	477.2
Future income tax assets	132.0	90.3
Price risk management assets (Note 3)	32.5	31.6
Other assets	257.1	237.7
Total assets	$8,016.2	$8,389.5
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	$34.4	$119.8
Accounts payable and accrued liabilities	490.5	555.3
Price risk management liabilities (Note 3)	49.9	64.3
Income taxes payable	6.9	–
Future income tax liabilities	11.1	4.6
Dividends payable	19.3	14.9
Current portion of long-term debt - recourse	538.1	138.5
Current portion of long-term debt - non-recourse	49.6	45.3
	1,199.8	942.7
Long-term debt - recourse	1,939.8	2,428.1
Long-term debt - non-recourse	530.4	534.2
Preferred securities (Notes 1 and 5)	175.0	475.0
Deferred credits and other long-term liabilities (Note 6)	349.7	365.1
Future income tax liabilities	703.9	686.1
Price risk management liabilities (Note 3)	28.5	29.9
Non-controlling interests	616.4	477.9
Common shareholders' equity
Common shares (Note 8)	1,611.9	1,555.7
Retained earnings	910.3	933.9
Cumulative translation adjustment	(49.5)	(39.1)
	2,472.7	2,450.5
Total liabilities and shareholders’ equity	$8,016.2	$8,389.5

Contingencies (Notes 4 and 9)

See accompanying notes.

* Derived from the audited Dec. 31, 2003 consolidated financial statements.

:P27

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. ACCOUNTING POLICIES

These unaudited interim consolidated financial statements do not include all of the disclosures included in the corporation's annual consolidated financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the corporation's most recent annual consolidated financial statements.

These unaudited interim financial statements reflect all adjustments (consisting of normal recurring adjustments and accruals) that are, in the opinion of management, necessary for a fair presentation of the results for the interim period.

TransAlta's results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower as electricity prices generally increase in the winter months in the Canadian market. Margins are also typically increased in the second quarter due to increased hydro production resulting from spring run-off and rainfall in the Canadian and US markets.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as those used in the corporation's most recent annual consolidated financial statements, except for accounting for coal rights, preferred securities, and employee share purchase loans, as explained below.

Presentation of coal rights

In March 2004, the U.S. Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 04-02, Whether Mineral Rights are Tangible or Intangible Assets, that mineral rights, as defined in the Issue, are tangible assets. As a result of this decision, TransAlta accounts for coal rights under both Canadian and U.S. GAAP as tangible assets. Prior period amounts have been reclassified from intangible assets to tangible assets (Dec. 31, 2003 - $58.5 million). There was no effect on net earnings as a result of the reclassification.

Accounting for preferred securities

TransAlta early adopted the amended Canadian Institute of Chartered Accountants (CICA) standard on the presentation of liabilities and equity. The standard addresses the situation in which an entity has a contractual obligation of a fixed amount or an amount that fluctuates in part or in full in response to changes in a variable other than the market price of the entity's own equity instruments, but the entity must, or can, settle the obligation by delivery of its own equity instruments (the number of which depends on the amount of the obligation). Such an obligation is a financial liability of the entity.

TransAlta has presented the corporation's preferred securities as financial liabilities on the consolidated balance sheets. Preferred securities distributions are included in interest expense on the consolidated statements of earnings (Note 5) and therefore included as a deduction in arriving at net earnings. This change in accounting policy was recorded retroactively with restatement and as a result, preferred securities distributions, net of tax, have been reduced to nil in each of 2002 and 2003, net interest expense for the year ended Dec. 31, 2003 was increased by $36.8 million (2002 - $34.9 million), and income tax expense for the year ended Dec. 31, 2003 was decreased by $13.8 million (2002 - $14.0 million). Preferred securities have been increased to $475.0 million from $450.8 million as at Dec. 31, 2003.

Employee share purchase loans

Effective Jan. 1, 2004, the corporation has prospectively presented employee share purchase plan loans as a deduction from shareholders' equity. The impact of this new accounting treatment is not material to the consolidated financial statements.

:P28

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

Stock-based compensation

Effective Jan. 1, 2003, the corporation elected to prospectively use the fair value method of accounting for awards granted under its fixed stock option plans and its performance stock option plan subsequent to Jan. 1, 2003. No awards were granted in 2003 or 2004.

Previously, the intrinsic value method was used. The following table provides pro forma measures of net earnings and earnings per share had compensation expense been recognized for awards granted prior to 2003 based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation:

	3 months ended Dec. 31		Year ended Dec. 31
	2004	2003	2004	2003
Reported net earnings	$62.1	$43.8	$170.2	$234.2
Compensation expense	0.4	0.7	1.7	2.6
Pro forma net earnings	$61.7	$43.1	$168.5	$231.6
Reported basic earnings per share	$0.32	$0.23	$0.88	$1.26
Compensation expense per share	–	–	0.01	0.01
Pro forma basic earnings per share	$0.32	$0.23	$0.87	$1.25
Reported diluted earnings per share	$0.32	$0.23	$0.88	$1.26
Compensation expense per share	–	–	0.01	0.01
Pro forma diluted earnings per share	$0.32	$0.23	$0.87	$1.25

2. ACQUISITIONS AND DISPOSALS

A. Acquisitions

On Jan. 29, 2003, the corporation acquired a 50 per cent interest in CE Generation LLC (CE Gen). The purchase price allocation was finalized in the second quarter of 2003 and is presented below:

Net assets acquired at assigned values:
Working capital, including cash of $43.2 million	$60.3
Restricted cash	57.9
Current income tax receivable	2.4
Property, plant and equipment	414.6
Intangible assets	610.5
Goodwill	108.9
Note receivable	90.0
Non-recourse long-term debt, including current portion	(717.4)
Future income tax liability	(216.0)
Non-controlling interests	(44.6)
Total	$366.6
Consideration:
Cash	$366.6

Acquired intangibles in the amount of $610.5 million related to the fair value of power sale contracts acquired. The amount is being amortized on a straight-line basis over the terms of the contracts.

Goodwill resulted from the purchase of property, plant and equipment with no tax basis.

The amount of restricted cash acquired has been reduced subsequent to the acquisition as a result of TransAlta issuing a letter of credit in lieu of holding the restricted cash.

:P29

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

B. Disposals

On Dec. 1, 2004, TransAlta completed the sale of its 50 per cent interest in the 220-megawatt Meridian Cogeneration Facility located in Lloydminster, Saskatchewan to TransAlta Cogeneration, L.P. (TA Cogen, owned 50.01 per cent by TransAlta and 49.99 per cent by TransAlta Power), for its fair value of $110.0 million. TA Cogen financed the acquisition through the use of $50.0 million of cash on hand, by issuance of $30.0 million of units to each of TransAlta Energy corporation (TEC) and TransAlta Power L.P. (TransAlta Power) and by issuing a note payable to TEC for $30.0 million. TransAlta recorded a gain of $11.5 million after-tax or $0.06 per common share ($17.7 million pre-tax).

In June 2004, a settlement was reached to finalize the sale of the Transmission operations. In April 2002, TransAlta's Transmission operations were sold for proceeds of $820.7 million. The disposal resulted in an after-tax gain on sale of $120.0 million that was recorded in the second and fourth quarters of 2002. During the second quarter of 2004, final working capital adjustments were made to reflect post-closing adjustments and other provisions related to closing costs, which resulted in an additional $9.6 million after-tax gain, bringing the final gain after-tax on the sale of the Transmission operations to $129.6 million.

On July 31, 2003, TransAlta completed the sale of its 50 per cent interest in the two-unit 756 MW coal-fired Sheerness Generating Station to TA Cogen for $630.0 million. TransAlta received cash proceeds of $149.9 million, $315.0 million in TA Cogen units and $165.1 million in TransAlta Power units. As part of the financing, and concurrent with the sale, TransAlta Power issued 17.75 million partnership units and 17.75 million warrants to the public for gross proceeds of $165.1 million, and 17.75 million partnership units to TransAlta for gross proceeds of $165.1 million. As a result of the unit issuance, TransAlta's ownership interest in TransAlta Power on July 31, 2003 was approximately 26 per cent. Each warrant, when exercised, was exchangeable for one TransAlta Power unit at any time until Aug. 3, 2004. As the warrants were exercised, TransAlta sold TransAlta Power units back to TransAlta Power for $9.30 per unit, reducing its ownership interest in TransAlta Power and increasing cash proceeds. As a result of exercising warrants and the subsequent sale of TransAlta Power units by the corporation, TransAlta's ownership interest in TransAlta Power was reduced to 0.01 per cent held by TransAlta Power Ltd., the general partner of TransAlta Power, as at Dec. 31, 2004.

For the three months and year ended Dec. 31, 2004, TransAlta recognized $20.6 million and $44.8 million, respectively, of dilution gains on the exercise of warrants and subsequent sale of units. Prior to Aug. 3, 2004, 10.4 million warrants were exercised while a further 0.3 million units were sold in the third quarter subsequent to the expiry of the warrants. In the fourth quarter of 2004, TransAlta sold 7.1 million units for net proceeds of $64.0 million.

On Dec. 31, 2003, TransAlta completed the sale of 539 acres of undeveloped land at Seebe, Alberta for $11.0 million, resulting in a pre-tax gain on sale of $10.5 million.

3. PRICE RISK MANAGEMENT ASSETS AND LIABILITIES

Energy Marketing's price risk management assets and liabilities represent the value of unsettled (unrealized) proprietary trading transactions and those asset backed trading transactions accounted for on a fair value basis. With the exception of transmission contracts, the fair value of all energy trading activities is based on quoted market prices. The fair value of financial transmission contracts is based upon statistical analysis of historical data. All physical transmission contracts are accounted for on an accrual basis in accordance with FASB EITF 02-03.

:P30

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

The following table illustrates movements in the fair value of the corporation's price risk management assets during the year ended Dec. 31, 2004:

Net price risk management assets outstanding at Dec. 31, 2003	$5.8
New contracts entered into during the period	14.9
Changes in values attributable to market price and other market changes	(5.6)
Contracts realized, amortized or settled during the period	(4.3)
Changes in values attributable to discontinued hedge treatment of certain contracts	4.7
Net price risk management assets outstanding at Dec. 31, 2004	$15.5

The source of the valuations of the above contracts and maturities over each of the next five calendar years and thereafter are as follows:

	2005	2006	2007	2008	2009 and thereafter	Total
Prices actively quoted	$8.1	$1.8	$1.1	$1.0	$–	$12.0
Prices based on models	3.5	–	–	–	–	3.5
	$11.6	$1.8	$1.1	$1.0	$–	$15.5

The carrying and fair value of energy trading assets and liabilities included on the consolidated balance sheet are as follows:

Dec. 31	2004	2003
Balance Sheet
Price risk management assets
Current	$61.4	$68.4
Long-term	32.5	31.6
Price risk management liabilities
Current	(49.9)	(64.3)
Long-term	(28.5)	(29.9)
Net price risk management assets outstanding	$15.5	$5.8

In accordance with EITF 02-03, physical transmission is accounted for under accrual accounting. As of Dec. 31, 2004, TransAlta had recorded $1.5 million on the consolidated balance sheet as prepaid transmission related to these contracts. The maximum term of these contracts is 12 months.

The corporation's trading positions at Dec. 31, 2004 were as follows:

Units (000s)	Electricity MWh	Natural Gas GJ
Fixed price payor, notional amounts, Dec. 31, 2004	14,138.0	35,221.7
Fixed price payor, notional amounts, Dec. 31, 2003	13,872.6	45,638.6

Fixed price receiver, notional amounts, Dec. 31, 2004	15,854.2	29,721.2
Fixed price receiver, notional amounts, Dec. 31, 2003	13,061.8	67,738.3

Maximum term in months, Dec. 31, 2004	48	34
Maximum term in months, Dec. 31, 2003	33	24

The corporation's electrical transmission contracts trading position was 4.4 million megawatt hours (MWh) at Dec. 31, 2004 compared to 7.4 million MWh at Dec. 31, 2003. This decrease is due to transmission capacity reductions resulting from increased competition in the transmission auction process.

:P31

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

4. LONG-TERM RECEIVABLES

During the first quarter of 2004, CE Gen collected amounts advanced to the Zinc Recovery Project which is owned by MidAmerican affiliates. TransAlta's portion of the proceeds was $90.8 million. Funds collected were used to repay a portion of the CE Gen secured bonds included in long-term debt.

At Dec. 31, 2000, TransAlta made a provision of US$28.8 million to account for potential refund liabilities relating to energy sales in California. On Dec. 12, 2002, a U.S. Federal Energy Regulatory Commission (FERC) Administrative Law Judge issued proposed findings of fact that recommended TransAlta refund US$9.0 million for electricity sales made to the California Independent System Operator (CAISO) and US$13.0 million for electricity sales made to the California Power Exchange (CALPX). In March 2003, FERC ordered the CAISO to review reference power and gas prices which are used to determine mitigated market clearing prices and refund obligations. On March 17, 2004, the CAISO released its preliminary adjusted prices. Based on these prices, the estimated refund liability now owed by TransAlta is US$46.0 million, being US$27.6 million to the CAISO, US$17.9 million to the CALPX and US$0.5 million to the Automated Power Exchange. Therefore, in March 2004, TransAlta recorded an additional pre-tax provision of US$17.2 million (Cdn$22.9 million). The after-tax impact was Cdn$14.9 million. The final adjusted prices were released in October 2004 and were substantially the same as those released on March 17, 2004.

FERC has provided TransAlta with an opportunity to petition for relief from refund obligations. To be successful in such a petition for relief TransAlta will be required to demonstrate that, as a result of the refund methodology, it has suffered operating losses in respect of California transactions during the refund period. TransAlta has prepared a petition for relief from the refund obligation that may be filed once FERC provides stakeholders with a direction on the filing of such positions. While the outcome of this filing cannot be determined at this time, any such relief would be accounted for only at the time that it is obtained from FERC.

The impact of prior period regulatory decisions relating to prior reporting periods are recorded when the effect of such decisions are known, without adjustment to the financial statements of prior periods.

5. LONG-TERM DEBT AND INTEREST EXPENSE

TransAlta has included the corporation's preferred securities in long-term debt on the consolidated balance sheets (Note 1). Preferred securities distributions are included in interest expense as shown below:

	3 months ended Dec. 31		Year ended Dec. 31
	2004	2003	2004	2003
Interest on recourse and non-recourse debt	$45.7	$58.2	$207.9	$234.1
Interest on preferred securities	16.9	10.3	44.5	36.8
Interest income	(8.6)	(1.9)	(10.3)	(5.0)
Capitalized interest	(4.7)	(4.6)	(20.0)	(45.2)
Net interest expense	$49.3	$62.0	$222.1	$220.7

The corporation has a US$133.6 million loan related to the financing of the gas-fired power plant in Campeche, Mexico which began commercial operations in May 2003. During construction and until certain conditions were met, the corporation provided a guarantee to the lenders of the plant (Note 10). On April 5, 2004, the plant was pledged as collateral and the corporation was relieved of its guarantee. At that time, the US$133.6 million of debt related to the plant became non-recourse to the corporation.

:P32

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

6. ASSET RETIREMENT OBLIGATIONS

A reconciliation between the opening and closing asset retirement obligation balances is provided below:

Balance, Dec. 31, 2003	$258.2
Liabilities incurred in period	21.8
Liabilities settled in period	(19.7)
Accretion expense	19.3
Revisions in estimated cash flows	(21.9)
Change in foreign exchange rates	(14.3)
Balance, Dec. 31, 2004	$243.4

Liabilities incurred in the period reflect mining activities at the Alberta and Centralia coal mines. Asset retirement obligations are included in deferred credits and other long-term liabilities on the consolidated balance sheets.

7. EMPLOYEE FUTURE BENEFITS

The corporation has registered pension plans in Canada and the U.S. covering substantially all employees of the corporation in these countries and specific named employees working internationally. These plans have defined benefit and defined contribution options and in Canada, there is an additional supplemental defined benefit plan for certain employees. The defined benefit option of the registered pension plans has been closed for new employees for all periods presented. Costs recognized in the period are presented below:

3 months ended Dec. 31, 2004	Registered	Supplemental	Other	Total
Defined benefit expense (income)	$(1.5)	$1.0	$0.5	$–
Defined contribution option expense of registered pension plan	2.4	–	–	2.4
Net expense (income)	$(0.9)	$1.0	$0.5	$2.4

3 months ended Dec. 31, 2003	Registered	Supplemental	Other	Total
Defined benefit expense (income)	$(1.7)	$0.9	$0.5	$(0.3)
Defined contribution option expense of registered pension plan	2.4	–	–	2.4
Net expense (income)	$0.7	$0.9	$0.5	$2.1

Year ended Dec. 31, 2004	Registered	Supplemental	Other	Total
Defined benefit expense (income)	$(6.0)	$4.0	$2.1	$0.1
Defined contribution option expense of registered pension plan	10.4	–	–	10.4
Net expense	$4.4	$4.0	$2.1	$10.5

Year ended Dec. 31, 2003	Registered	Supplemental	Other	Total
Defined benefit expense (income)	$(6.5)	$4.4	$2.1	$–
Defined contribution option expense of registered pension plan	9.7	–	–	9.7
Net expense	$3.2	$4.4	$2.1	$9.7

:P33

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

8. COMMON SHARES ISSUED AND OUTSTANDING

TransAlta Corporation is authorized to issue an unlimited number of voting common shares without nominal or par value. At Dec. 31, 2004, the corporation had 194.1 million (Dec. 31, 2003 - 190.7 million) common shares issued and outstanding plus outstanding employee stock options to purchase an additional 2.9 million shares (Dec. 31, 2003 - 3.1 million). During the three months and year ended Dec. 31, 2004, 1.1 million and 3.4 million shares, respectively, (2003 - 0.9 million and 20.9 million respectively) were issued, net of repurchases.

In February 2004, TransAlta announced the renewal of its normal course issuer bid allowing it to repurchase up to 3.0 million common shares for cancellation. 143,000 shares were repurchased in 2004. The $1.1 million excess of the repurchase price over the average net book value was charged to retained earnings.

In March 2003, the corporation issued 15.0 million common shares for gross proceeds of $240.0 million, with issue costs of $8.0 million. The offering included an option for the underwriters to purchase a further 2.25 million common shares for $36.0 million. This option was exercised on April 17, 2003 with issue costs of $3.0 million.

9. CONTINGENCIES

On May 30, 2002, the California Attorney General's Office filed civil complaints in the state court of California against eight wholesale power companies, including TransAlta. The complaint alleges violations of California's unfair business practices law in connection with rates charged for wholesale electricity sales. The state court denied the Attorney General's complaint and granted an order to dismiss the claims against TransAlta. The Attorney General has appealed this decision. The appeal was denied on Oct. 12, 2004 by the U.S. Court of Appeals for the Ninth Circuit.

TransAlta is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance that any particular claim will be resolved in the corporation's favour, the corporation does not believe that the outcome of any claims or potential claims of which it is currently aware will have a material adverse effect on the corporation, taken as a whole.

10. GUARANTEES

TransAlta has provided guarantees of subsidiaries' obligations under contracts that facilitate physical and financial transactions in various derivatives. To the extent liabilities related to these guaranteed contracts exist for trading activities, they are included in the consolidated balance sheet. To the extent liabilities exist related to these guaranteed contracts for hedges, they are not recognized on the consolidated balance sheet. The guarantees provided for under all contracts facilitating physical and financial transactions in various derivatives at Dec. 31, 2004 was a maximum of $1.6 billion. In addition, the corporation has a number of unlimited guarantees. The fair value of the trading and hedging positions under contracts where TransAlta has a net liability at Dec. 31, 2004, under the limited and unlimited guarantees, was $345.2 million as compared to $381.3 million at Dec. 31, 2003.

TransAlta has also provided guarantees of subsidiaries' obligations to perform and make payments under various other contracts. The amount guaranteed under these contracts at Dec. 31, 2004 was a maximum of $662.5 million, as compared to $828.6 million at Dec. 31, 2003. To the extent actual obligations exist under the performance guarantees at Dec. 31, 2004, they are included in accounts payable and accrued liabilities.

The corporation has approximately $1.35 billion of undrawn collateral available to secure these exposures.

During construction and until certain conditions were met, the corporation provided a guarantee to the lenders of the Campeche plant. On April 5, 2004, the guarantee was released and the US$133.6 million of debt related to the plant became non-recourse to the corporation.

:P34

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

11. SEGMENTED DISCLOSURES

The results of CE Gen are included in the Generation segment from the date of purchase (Jan. 29, 2003).

Each business segment assumes responsibility for its operating results measured to operating income.

I. Earnings information

3 months ended Dec. 31, 2004	Generation	Energy Marketing	Corporate	Total
Revenues	$651.7	$60.8	$–	$712.5
Trading purchases	–	(57.3)	–	(57.3)
Fuel and purchased power	(309.5)	–	–	(309.5)
Gross margin	342.2	3.5	–	345.7
Operations, maintenance and administration	119.3	0.3	18.6	138.2
Depreciation and amortization	90.1	0.5	2.8	93.4
Taxes, other than income taxes	3.1	–	–	3.1
Operating expenses	212.5	0.8	21.4	234.7
Gain on sale of TransAlta Power partnership units	20.6	–	–	20.6
Gain on sale of Meridian Cogeneration Facility	17.7	–	–	17.7
Operating income (loss) before corporate allocations	168.0	2.7	(21.4)	149.3
Corporate allocations	19.2	2.2	(21.4)	–
Operating income	$148.8	$0.5	$–	149.3
Foreign exchange gain				3.1
Net interest expense				(49.3)
Earnings from continuing operations before income taxes and non-controlling interests				$103.1

3 months ended Dec. 31, 2003	Generation	Energy Marketing	Corporate	Total
Revenues	$624.9	$36.6	$–	$661.5
Trading purchases	–	(25.2)	–	(25.2)
Fuel and purchased power	(283.1)	–	–	(283.1)
Gross margin	341.8	11.4	–	353.2
Operations, maintenance and administration	118.7	5.8	22.1	146.6
Depreciation and amortization	87.8	0.7	3.9	92.4
Taxes, other than income taxes	5.6	–	–	5.6
Operating expenses	212.1	6.5	26.0	244.6
Asset impairment charges	(5.6)	–	–	(5.6)
Gain on land sale	10.5	–	–	10.5
Gain on sale of TransAlta Power partnership units	15.2	–	–	15.2
Operating income (loss) before corporate allocations	149.8	4.9	(26.0)	128.7
Corporate allocations	23.1	2.9	(26.0)	–
Operating income	$126.7	$2.0	$–	128.7
Other expense				(1.0)
Foreign exchange gain				2.0
Net interest expense				(62.0)
Earnings from continuing operations before income taxes and non-controlling interests				$67.7

:P35

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

Year ended Dec. 31, 2004	Generation	Energy Marketing	Corporate	Total
Revenues	$2,593.8	$244.5	$–	$2,838.3
Trading purchases	–	(197.7)	–	(197.7)
Fuel and purchased power	(1,231.3)	–	–	(1,231.3)
Gross margin	1,362.5	46.8	–	1,409.3
Operations, maintenance and administration	501.2	5.3	66.2	572.7
Depreciation and amortization	363.3	2.0	12.0	377.3
Taxes, other than income taxes	20.8	–	–	20.8
Operating expenses	885.3	7.3	78.2	970.8
Gain on sale of TransAlta Power partnership units	44.8	–	–	44.8
Gain on sale of Meridian Cogeneration facility	17.7	–	–	17.7
Prior period regulatory decision	–	(22.9)	–	(22.9)
Operating income (loss) before corporate allocations	539.7	16.6	(78.2)	478.1
Corporate allocations	69.7	8.5	(78.2)	–
Operating income	$470.0	$8.1	$–	478.1
Foreign exchange gain				0.7
Net interest expense				(222.1)
Earnings from continuing operations before income taxes and non-controlling interests				$256.7

Year ended Dec. 31, 2003	Generation	Energy Marketing	Corporate	Total
Revenues	$2,412.2	$108.7	$–	$2,520.9
Trading purchases	–	(97.4)	–	(97.4)
Fuel and purchased power	(1,067.4)	–	–	(1,067.4)
Gross margin	1,344.8	11.3	–	1,356.1
Operations, maintenance and administration	480.0	14.9	64.4	559.3
Depreciation and amortization	321.6	3.1	14.3	339.0
Taxes, other than income taxes	23.1	–	–	23.1
Operating expenses	824.7	18.0	78.7	921.4
Asset impairment charges	(90.3)	–	–	(90.3)
Gain on land sale	10.5	–	–	10.5
Gain on sale of TransAlta Power partnership units	15.2	–	–	15.2
Gain on sale of Sheerness Generating Station	191.5	–	–	191.5
Operating income (loss) before corporate allocations	647.0	(6.7)	(78.7)	561.6
Corporate allocations	69.9	8.8	(78.7)	–
Operating income (loss)	$577.1	$(15.5)	$–	561.6
Other expense				(3.2)
Foreign exchange loss				(4.7)
Net interest expense				(220.7)
Earnings from continuing operations before income taxes and non-controlling interests				$333.0

II. Selected balance sheet information

Dec. 31, 2004	Generation	Energy Marketing	Corporate	Total
Goodwill	$112.7	$29.5	$–	$142.2
Total segment assets	$7,198.3	$229.5	$588.4	$8,016.2

Dec. 31, 2003
Goodwill	$120.3	$29.3	$–	$149.6
Total segment assets	$7,594.6	$232.4	$562.5	$8,389.5

:P36

TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

III. Selected cash flow information

3 months ended Dec. 31, 2004	Generation	Energy Marketing	Corporate	Total
Capital expenditures	$97.4	$1.8	$4.5	$103.7

3 months ended Dec. 31, 2003
Capital expenditures	$44.1	$0.1	$6.5	$50.7

Year ended Dec. 31, 2004	Generation	Energy Marketing	Corporate	Total
Capital expenditures	$352.4	$2.3	$11.1	$365.8

Year ended Dec. 31, 2003
Capital expenditures	$542.4	$0.8	$12.5	$555.7
Acquisitions	$323.4	$–	$–	$323.4

Depreciation and amortization expense (D&A) per statement of cash flows

	3 months ended Dec. 31		Year ended Dec. 31
	2004	2003	2004	2003
Depreciation and amortization expense for reportable segments	$93.4	$92.4	$377.3	$339.0
Mining equipment depreciation, included in fuel and purchased power	12.9	15.7	53.3	47.1
Accretion expense, included in depreciation and amortization expense	(6.6)	(4.7)	(19.3)	(22.0)
Other	3.0	3.5	0.5	14.0
	$102.7	$106.9	$411.8	$378.1

12. ASSET IMPAIRMENT CHARGES

The corporation performs an annual review of its property, plant and equipment. As a result of this review, TransAlta recorded a $5.6 million (pre-tax) impairment charge on the Binghamton plant in the fourth quarter of 2003. The Binghamton plant is a peaker plant that sells electricity to the New York area at spot market rates when such prices exceed its marginal operating costs. Due to generation overcapacity in the Northeastern U.S. and transmission constraints, TransAlta does not expect the plant to operate on a regular basis or at prices that would justify the book value at Dec. 31, 2003. The impairment charge reduced the Binghamton plant's book value to fair value. Fair value was based on the present value of expected future cash flows.

In the third quarter of 2003, following a strategic review and after examining expected market conditions and potential development opportunities against TransAlta's risk profile, the corporation concluded that the book value of its turbine inventory was unlikely to be fully recovered. As a result, TransAlta recorded a pre-tax $84.7 million impairment charge ($55.4 million after-tax).

13. INVESTMENTS

On an annual basis, TransAlta reviews the valuation of its long-term investments. As a result of this review, in the fourth quarter of 2003, the corporation recorded a $6.2 million charge (pre-tax) to recognize an other than temporary decline in fair value. The charge is included in corporate operations, maintenance and administration expenses.

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TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

14. REALIZED FOREIGN EXCHANGE GAINS ON NET INVESTMENTS

TransAlta hedges its net investments in self-sustaining foreign subsidiaries through the use of financial instruments and U.S. dollar denominated debt. Realized gains and losses arising from the hedging of net investments and inter-company transactions are reflected as an investing activity in the statement of cash flows. Upon the settlement of certain financial instruments designated as net investment hedges, a foreign exchange gain of $47.8 million was realized in the fourth quarter of 2004 (2003 - $49.2 million). This is recorded in TransAlta's cumulative translation account in total equity. On an annual basis, TransAlta realized gains of $47.8 million in 2004 (2003 - $194.1 million). During the fourth quarter of 2004, TransAlta reclassified prior year cash flows to be consistent with the current presentation.

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's presentation.

SUPPLEMENTAL INFORMATION

(Annualized)		Dec. 31, 2004	Dec. 31, 2003
			(Restated)
Closing market price		$18.05	$18.53
Price range (last 12 months)	High	18.75	19.55
	Low	15.25	15.36
Debt/invested capital (including non recourse debt)		47.4%	47.7%
Debt/invested capital (excluding non recourse debt)		42.0%	42.6%
Return on common shareholders' equity		6.5%	10.3%
Return on invested capital		7.5%	9.1%
Book value per share		$12.74	$12.85
Cash dividends per share		$1.00	$1.00
Price/earnings ratio (times)		21.7 x	14.7 x
Dividend payout ratio		120.0%	79.0%
Dividend coverage (times)		3.2 x	2.8 x
Dividend Yield		5.5%	5.4%
Cash Flow to Debt		18.5%	17.2%

RATIO FORMULAS

Debt/invested capital = (short-term debt + long-term debt – cash and interest-earning investments) / (debt + preferred securities + non-controlling interests + common equity)

Return on common shareholders’ equity = net earnings excluding gain on discontinued operations / average of opening and closing common equity

Return on invested capital = (earnings before non-controlling interests and income taxes + net interest expense) / average annual invested capital

Book value per share = common shareholders’ equity / common shares outstanding

Price/earnings ratio = current year’s close / basic earnings per share from continuing operations

Cash flow to total debt = cash flow from operations before changes in working capital / by two-year average of total debt

Dividend payout = dividends / net earnings excluding gain on discontinued operations

Dividend coverage = cash flow from operating activities / common share dividends

Dividend yield = dividend per common share / current period’s close price

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TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

GLOSSARY OF KEY TERMS

Availability -	A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year, that a generating unit is capable of generating electricity, whether or not it is actually generating electricity.
Btu (British Thermal Unit) -	A measure of energy. The amount of energy required to raise the temperature of one pound of water one degree Fahrenheit, when the water is near 39.2 degrees Fahrenheit.
Capacity -	The rated continuous load-carrying ability, expressed in megawatts of generation equipment.
Gigawatt -	A measure of electric power equal to 1,000 megawatts.
Gigawatt hour (GWh) -	A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.
Heat rate -	A measure of conversion, expressed as Btu/MW, of the amount of thermal energy required to generate electrical energy.
Megawatt -	A measure of electric power equal to 1,000,000 watts.
Megawatt hour (MWh) -	A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.
Net maximum capacity -	The maximum capacity or effective rating, modified for ambient limitations that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.
Spark spread -	A measure of gross margin per MW (sales price less cost of fuel).

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TRANSALTA CORPORATION
 QUARTERLY REPORT 2004

™

TransAta Corporation
Box 1900, Station “M”
110 - 12th Avenue S.W.
Calgary, Alberta Canada T2P 2M1

PHONE
403.267.7110

WEB SITE
www.transalta.com

CIBC Mellon Trust Company
P.O. Box 7010 Adelaide Street Station
Toronto, Ontario Canada M5C 2W9

PHONE
Toll free in North America: 1.800.387.0825
Toronto or outside North America: 416.643.5500

FAX
416.643.5501

web site
 www.cibcmellon.com

FOR MORE INFORMATION:

Media inquiries:

Tim Richter
Senior Advisor, Media & Government Relations

PHONE
403.267.7238

PAGER
403.213.7041

EMAIL
media_relations@transalta.com

Investor inquiries:

Daniel J. Pigeon
Director, Investor Relations

PHONE
1.800.387.3598 in Canada and United States
or 403.267.2520

FAX
403.267.2590

EMAIL
investor_relations@transalta.com

TRANSALTA CORPORATION

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, Stephen G. Snyder, the Chief Executive Officer of TransAlta Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of TransAlta Corporation (the “issuer”)  for the interim period ending December 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:	January 31, 2005

By:	/s/ Stephen G. Snyder
Stephen G. Snyder
Chief Executive Officer

TRANSALTA CORPORATION

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS

DURING TRANSITION PERIOD

I, Ian A. Bourne, the Chief Financial Officer of TransAlta Corporation, certify that:

4.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of TransAlta Corporation (the “issuer”)  for the interim period ending December 31, 2004;

5.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:	January 31, 2005

By:	/s/ Ian A. Bourne
Ian A. Bourne
Chief Financial Officer